STOCK PURCHASE AGREEMENT

BY AND AMONG

BUSHNELL INC. &

BUSHNELL PERFORMANCE OPTICS ASIA LIMITED

together, as the Sellers

BOLLE INC.,
SERENGETI EYEWEAR, INC., &

BUSHNELL OUTDOOR PRODUCTS JAPAN LIMITED

collectively, as the Target Entities

ANTELOPE BRANDS BIDCO INC.
as the Buyer
AND

solely for purposes of Section 11.18 of this Agreement,

VISTA OUTDOOR INC.

as the Seller Guarantor

Dated as of July 2, 2018

TABLE OF CONTENTS
Page

ARTICLE 1 DEFINITIONS	1

1.1	Definitions 1

1.2	Interpretive Provisions 15

ARTICLE 2 PURCHASE AND SALE OF THE TARGET SHARES	16

2.1	Purchase and Sale of the Target Shares 16

2.2	Transactions to be Effected at the Closing 16

2.3	Purchase Price Adjustment. 18

2.4	Allocation of Purchase Price 20

ARTICLE 3 THE CLOSING	20

3.1	Closing; Closing Date 20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLERS	21

4.1	Organization 21

4.2	Binding Obligations 21

4.3	No Defaults or Conflicts 21

4.4	Governmental Authorization 21

4.5	Target Shares 22

4.6	Litigation 22

4.7	Brokers 22

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE TARGET ENTITIES	23

5.1	Organization and Qualification 23

5.2	Power/Binding Obligations 23

5.3	No Defaults or Conflicts 23

5.4	Governmental Authorization 23

5.5	Capitalization 24

5.6	Litigation 24

5.7	Subsidiaries 24

5.8	Financial Statements 25

5.9	Intellectual Property 25

5.10	Compliance with Laws 26

5.11	Contracts 27

5.12	Taxes 28

5.13	Permits 31

5.14	Employee Benefit Plans 31

5.15	Employee and Labor Matters 32

5.16	Environmental Compliance 33

i

5.17	Insurance 33

5.18	Real Property 34

5.19	Title to Assets 34

5.20	Inventory 35

5.21	Finance and Debtors 35

5.22	Affiliate Transactions 35

5.23	Absence of Certain Changes or Events 35

5.24	Computer Systems 35

5.25	Brokers 36

5.26	Accounts Receivable; Accounts Payable 36

5.27	Customers; Suppliers 36

5.28	Product Liability 36

5.29	Exclusivity of Representations 37

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF THE BUYER	37

6.1	Organization 37

6.2	Binding Obligations 38

6.3	No Defaults or Conflicts 38

6.4	Governmental Authorization 38

6.5	Litigation 38

6.6	Brokers 38

6.7	Financing 38

6.8	Solvency 39

6.9	Sufficient Funds 39

6.10	Investment Purpose 40

6.11	Buyer’s Reliance 40

ARTICLE 7 COVENANTS	40

7.1	Conduct of Business Prior to the Closing 40

7.2	Access to Information 41

7.3	Filings and Authorizations; Consummation 42

7.4	Efforts to Close 44

7.5	Exclusive Dealing 44

7.6	Public Announcements 44

7.7	Bonds; Letters of Credit 45

7.8	Retention of Books and Records 45

7.9	Employee Matters 45

7.10	Tax Matters 45

7.11	Director and Officer Indemnification 55

7.12	Change of Name; Phase Out. 56

7.13	Confidentiality 57

7.14	Affiliate Agreements; Release 57

7.15	Assistance with Financing 58

7.16	Notification of Certain Matters 59

7.17	Wrong Pockets 59

7.18	Access to Insurance 60

7.19	Restrictive Covenants 61

7.20	R&W Insurance Policy 62

7.21	Pre-Closing Restructuring 63

7.22	Transition Services Agreement 64

ARTICLE 8 CONDITIONS TO CLOSING	65

8.1	Conditions to Obligations of the Buyer 65

8.2	Conditions to Obligations of the Sellers and the Target Entities 65

8.3	Frustration of Closing Conditions 66

ARTICLE 9 TERMINATION	66

9.1	Termination 66

9.2	Effect of Termination 67

ARTICLE 10 INDEMNIFICATION	67

10.1	Survival 67

10.2	Indemnification 68

10.3	Limitations on Indemnity 69

10.4	Assertion of Claims; Payment of Claims 71

10.5	Notice and Defense of Third Party Claims 71

10.6	Exclusive Remedy. 73

10.7	Tax Treatment of Indemnity Payments 73

10.8	Amount of Losses 73

10.9	No Contribution 73

ARTICLE 11 MISCELLANEOUS	73

11.1	Expenses 73

11.2	Obligations Given Jointly and Severally 73

11.3	Amendment 73

11.4	Entire Agreement 74

11.5	Headings 74

11.6	Notices 74

11.7	Exhibits and Schedules 75

11.8	Waiver 75

11.9	Binding Effect; Assignment 75

11.10	No Third Party Beneficiary 76

11.11	Counterparts 76

11.12	Governing Law and Jurisdiction 76

11.13	Consent to Jurisdiction and Service of Process 76

11.14	WAIVER OF JURY TRIAL 76

11.15	Specific Performance 76

11.16	Severability 77

11.17	Legal Representation 77

11.18	Limited Guarantee 78

Exhibits
Exhibit A    Company Subsidiaries
Exhibit B    Balance Sheet Rules
Exhibit C    Transition Services Agreement – Heads of Terms
Exhibit D    Equity Commitment Letters

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of this 2nd day of July, 2018, by and among Bushnell Inc., a Delaware corporation (“Bushnell US”), Bushnell Performance Optics Asia Limited (“Bushnell HK”, together with Bushnell US, the “Sellers”), Bolle Inc., a Delaware corporation (the “Company”), Serengeti Eyewear, Inc., a Delaware corporation (“Serengeti”), Bushnell Outdoor Products Japan Limited (“Bushnell Japan”, together with the Company and Serengeti, the “Target Entities”), Antelope Brands Bidco Inc., a Delaware corporation (the “Buyer”), and solely for purposes of Section 11.18 of this Agreement, Vista Outdoor Inc., a Delaware corporation (the “Seller Guarantor”).
RECITALS
WHEREAS, Bushnell US is the record owner of all of the issued and outstanding Equity Interests of the Company (the “Company Shares”) and Serengeti (the “Serengeti Shares”), and Bushnell HK is the record owner of all of the issued and outstanding Equity Interests of Bushnell Japan (the “Bushnell Japan Shares”, together with the Company Shares and the Serengeti Shares, the “Target Shares”);
WHEREAS, the Company is the direct or indirect owner of all of the issued and outstanding Equity Interests of each of the subsidiaries set forth on Exhibit A (collectively, the “Company Subsidiaries”); and
WHEREAS, the Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, all of the Target Shares upon the terms and subject to the conditions set forth in this Agreement.
NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
Article 1

DEFINITIONS
1.1    Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.
“2017 Financial Statements” has the meaning set forth in Section 5.8(a).
“2018 Financial Statements” has the meaning set forth in Section 5.8(a).
“Accounting Firm” has the meaning set forth in Section 2.3(c).
“Acquisition Engagement” has the meaning set forth in Section 11.17(a).

“Acquisition Transaction” has the meaning set forth in Section 7.5.
“Action” means any action, suit, arbitration, claim, mediation, complaint, demand, petition, investigation, hearing, or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.
“Actual Tax Liability” means the actual Liability for Taxes due and payable with respect to an applicable Tax Return.
“Affiliate” means as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects to file, is required to file, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other similar group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.
“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws applicable to the Buyer, the Sellers, the Target Entities or the Company Subsidiaries that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Balance Sheet Date” has the meaning set forth in Section 5.8(a).
“Balance Sheet Rules” means the principles and methodologies set forth on Exhibit B.
“Base Amount” means an amount equal to $158,000,000.
“Books and Records” has the meaning set forth in Section 7.8.
“Bushnell HK” has the meaning set forth in the introductory paragraph of this Agreement.
“Bushnell Japan” has the meaning set forth in the introductory paragraph of this Agreement.
“Bushnell US” has the meaning set forth in the introductory paragraph of this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Lyon, France, Luxembourg, Luxembourg, London, England, or the Cayman Islands are authorized or required by law or executive order to close.
“Buyer” has the meaning set forth in the introductory paragraph of this Agreement.
“Buyer Adjustment” has the meaning set forth in Section 2.3(d)(ii).
“Buyer Adjustment Amount” has the meaning set forth in Section 2.3(d).

“Buyer Affiliate” means Antelope Brands Topco Limited and each of its Subsidiaries from time to time.
“Buyer Fundamental Representations” has the meaning set forth in Section 10.1.
“Buyer Representations” has the meaning set forth in Section 10.1.
“Cap” has the meaning set forth in Section 10.3(a).
“Claims Incurred Policy” means any “claims incurred” insurance policy issued by a third party in respect of, for the benefit of, or in the name of any member of the Seller Group, where a “claims incurred” insurance policy is one which does not limit claims only to claims made during the particular period covered by the relevant policy or layer (including any additional period of extended reporting related thereto) such that a claim in respect of an event or matter which occurred during the particular period covered by the relevant policy or layer may be brought by the insured following that period in accordance with (and subject to) the terms and conditions of that policy or layer.
“Claims Made Policy” means a “claims made” insurance policy issued by a third party in respect of, for the benefit of, or in the name of any member of the Seller Group and existing as at the Closing Date, where a “claims made” insurance policy is one which limits claims only to claims made during the particular period covered by the relevant policy or layer (including any additional period of extended reporting related thereto).
“Closing” has the meaning set forth in Section 3.1.
“Closing Cash” means the aggregate cash and cash equivalents of the Target Entities and the Company Subsidiaries on a consolidated basis excluding Trapped Cash, determined in accordance with the Balance Sheet Rules, as of the Closing.
“Closing Date” has the meaning set forth in Section 3.1.
“Closing Indebtedness” means the Indebtedness of the Target Entities and the Company Subsidiaries on a consolidated basis, determined in accordance with the Balance Sheet Rules, as of the Closing.
“Closing Statement” has the meaning set forth in Section 2.3(b).
“Closing Transaction Expenses” means the Transaction Expenses, determined in accordance with the Balance Sheet Rules, as of the Closing.
“Closing Working Capital” means the Working Capital, determined in accordance with the Balance Sheet Rules, as of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Confidential Information” means all information of a proprietary or confidential nature relating to the Target Entities, the Company Subsidiaries, the Buyer, the Buyer Affiliates or their respective businesses, excluding any information that (a) as of the Closing Date, is in the public domain; and (b) after the Closing Date, enters the public domain through no wrongful action or inaction on the part of the Sellers or any of their respective Affiliates.
“Company Plans” has the meaning set forth in Section 5.14(a).
“Company Shares” has the meaning set forth in the Recitals.
“Company Subsidiaries” has the meaning set forth in the Recitals.
“Computer Systems” has the meaning set forth in Section 5.24(a).
“Confidential Information” has the meaning set forth in Section 7.2(b).
“Contract” means any legally binding written agreement, contract, lease, license, instrument, commitment or arrangement.
“Current Assets” means, as of any date, the consolidated current assets of the Target Entities and the Company Subsidiaries, including all accounts receivable, inventory and other current assets (including assets relating to non-Income Taxes), but excluding all cash and cash equivalents, any assets relating to Income Taxes, all deferred Tax assets, any intercompany receivables between (a) any of the Target Entities, (b) a Target Entity and any of the Company Subsidiaries, or (c) the Company Subsidiaries, and all current assets that are Intercompany Obligations that are eliminated pursuant to Section 7.21(c).
“Current Liabilities” means, as of any date, the consolidated current liabilities of the Target Entities and the Company Subsidiaries, including all accounts payable, all accrued compensation and other accrued liabilities (including current liabilities relating to non-Income Taxes), but excluding all Indebtedness, all Transaction Expenses, all liabilities relating to Income Taxes, all deferred Tax liabilities, all intercompany liabilities between (a) any of the Target Entities, (b) a Target Entity and any of the Company Subsidiaries, or (c) the Company Subsidiaries, and all current liabilities that are Intercompany Obligations that are eliminated pursuant to Section 7.21(c).
“D&O Indemnified Parties” has the meaning set forth in Section 7.11(a).
“Deductible” has the meaning set forth in Section 10.3(a).
“Deferred Tax Provision” has the meaning set forth in Section 5.12(u).
“Due Date” means the date on which a Tax Return is required to be filed (taking into account all valid extensions).
“Encumbrance” means all liens, encumbrances, charges, mortgages, pledges, or other security interests.

“Environmental Claims” means any written claims, notice of noncompliance or violation or Actions by any Governmental Authority or Person alleging any liability arising under any Environmental Law.
“Environmental Laws” means any applicable Law, rule, regulation, ordinance or code relating to pollution or protection of the environment, including any Law relating to the use, transportation, storage, disposal, release or threatened release of any Hazardous Substance.
“Equitable Exceptions” has the meaning set forth in Section 4.2.
“Equity Commitment Letters” has the meaning set forth in Section 6.7.
“Equity Financing” has the meaning set forth in Section 6.7.
“Equity Interests” means: (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, calls or other rights to purchase or acquire any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.
“Escrow Agent” means Corporation Service Company.
“Escrow Agreement” means that certain escrow agreement by and among the Sellers, the Buyer and the Escrow Agent governing the administration of the Escrow Amount, in form and substance reasonably satisfactory to the Buyer and the Sellers.
“Escrow Amount” means an amount equal to $3,000,000.
“Estimated Closing Cash” means the Sellers’ good faith estimate of the Closing Cash, as set forth on the Pre-Closing Statement.
“Estimated Closing Indebtedness” means the Sellers’ good faith estimate of the Closing Indebtedness, as set forth on the Pre-Closing Statement.
“Estimated Purchase Price” shall be an amount equal to (a) the Base Amount, plus (b) the Estimated Closing Cash, minus (c) the Estimated Closing Indebtedness, minus (d) the Estimated Transaction Expenses, plus or minus (e) the Working Capital Excess or the Working Capital Shortfall, as applicable.
“Estimated Transaction Expenses” means the Sellers’ good faith estimate of the Closing Transaction Expenses, as set forth on the Pre-Closing Statement.

“Estimated Working Capital” means the Sellers’ good faith estimate of the Closing Working Capital, as set forth on the Pre-Closing Statement.
“Exchange Rate” means, with respect to a particular currency for a particular day, the spot bid rate of exchange for that currency into US dollars on such date, at the rate quoted by Reuters at 4 p.m. in London on such date.
“Excluded Business” means the conduct of any business by the Seller Group as of the date of this Agreement, other than the Target Business and any aspects of the Target Business conducted by the Seller Group.
“Excluded Taxes” means (a) all Taxes to the extent of the aggregate amount of Taxes included in the computation of Final Working Capital and Final Transaction Expenses, each as finally determined, except to the extent relating to such Taxes has been paid to the Sellers pursuant to Section 7.10(e) or (j), (b) all Taxes to the extent such Taxes are included in the computation of Final Closing Indebtedness, as finally determined, except to the extent a refund relating to such Taxes has been paid to the Sellers pursuant to Section 7.10(e) or (j) (c) any and all Taxes imposed on any Target Entity or any Company Subsidiary as a result of an election under Section 338 of the Code, (d) any Taxes attributable to any transaction occurring after the Closing on the Closing Date that is not in the ordinary course of business of the applicable Target Entity or the Company Subsidiary (or contemplated by this Agreement), and (e) any and all Taxes imposed on any Target Entity or any Company Subsidiary as a result of a breach of any of the Buyer’s obligations pursuant to this Agreement.
“Final Closing Cash” means the Closing Cash, as finally agreed or determined in accordance with Section 2.3(c).
“Final Closing Indebtedness” means the Closing Indebtedness, as finally agreed or determined in accordance with Section 2.3(c).
“Final Transaction Expenses” means the Closing Transaction Expenses, as finally agreed or determined in accordance with Section 2.3(c).
“Final Working Capital” means the Closing Working Capital as finally agreed or determined in accordance with Section 2.3(c) up to a maximum cap of $49,222,000.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “specified foreign corporation” within the meaning of Code Section 965, or (c) a “passive foreign investment corporation” within the meaning of Code Section 1297.
“Fraud” means a claim for common law fraud with a specific intent to deceive based on a representation or warranty contained in this Agreement; provided that, at the time such representation was made, (a) such representation was inaccurate, (b) the Person making such representation had knowledge of the inaccuracy of such representation or warranty and (c) the other party(ies) hereto acted in reliance on such inaccurate representation and suffered a loss as a result of such inaccuracy; provided, however, that the parties acknowledge and agree that the Buyer shall be deemed to have relied and has acted in reliance on the representations and warranties given by the Sellers or the Target Entities contained in this Agreement.
“Fundamental Representations” has the meaning set forth in Section 10.1.
“GAAP” means United States generally accepted accounting principles and practices in effect.
“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United States, any foreign government, any state of the United States, or any municipality or other political subdivision thereof or of any other government in any jurisdiction.
“Hazardous Substance” means any substance that is listed, classified or regulated as a “toxic substance,” “hazardous substance,” “hazardous waste” or words of similar meaning or effect under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hypothetical Tax Liability” means the pro forma Liability for Taxes due with respect to a Tax Return, assuming the same facts and using the same methods, rate(s), elections, conventions and practices used in determining the Actual Tax Liability for such Tax Return; provided, however, that, such Liability for Taxes shall be calculated by assuming, in the case of Section 10.3(g), that the applicable Losses (giving rise to an indemnification payment) were never incurred and therefore excluding such Losses from such determination in any and all respects.
“Income Tax” means all Taxes based upon, measured by, or calculated with respect to, net income or profits.
“Indebtedness” means, with respect to the Target Entities and the Company Subsidiaries, without duplication, (a) indebtedness for borrowed money, (b) any earnout payments or similar amounts owing as deferred purchase price for property or services (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) payment obligations due and owing under any interest rate, currency or other hedging agreement, (e) obligations under any performance bond or letter of credit, but only to the extent drawn, (f)any liability with respect to the retiree medical plan or the Vista Outdoor Inc. Pension and Retirement Plan, (g) any unfunded benefit liability with respect to any retirement plan or scheme, (h) any outstanding liabilities under capital leases, (i) any liability in respect of Income Tax (j) any balances in respect of unclaimed property (North America), (k) any off balance sheet liabilities in respect of French retirement indemnities, (l) any restructuring accruals (m) credit balances recorded within accounts receivable, (n) provisions for legal claims or provisions for risks, (o) accrued and unpaid Income Taxes for any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date, in each case, on the assumption that the Straddle Period ends on the Closing Date, (p) any net deferred Tax liabilities other than deferred Tax liabilities of the nature and amount set forth on

Schedule 5.8(a), which would be required to be included on the 2018 Financial Statements in accordance with GAAP, (q) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (p) above, and (r) for clauses (a) through (q) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Indebtedness and (s) deferred tax is treated as indebtedness other than the $18.49 million which has been disclosed in the Financial Statements. For the avoidance of doubt, Indebtedness shall not include (i) trade payables, (ii) Transaction Expenses, (iii) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (iv) any Indebtedness included in the calculation of Current Liabilities in the determination of Closing Working Capital, (v) any intercompany Indebtedness between the Target Entities and any Company Subsidiary or between any Company Subsidiary, or (vi) any Indebtedness incurred by any Buyer Affiliate (and subsequently assumed by any of the Target Entities or Company Subsidiaries) on the Closing Date.
“Indemnified Person” has the meaning set forth in Section 10.4(a).
“Indemnified Taxes” means any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax Sharing Agreement entered into (or assumed by) the Target Entities or any Company Subsidiary on or prior to the Closing Date, as a result of an assessment or adjustment by any Taxing Authority, by means of withholding, as shown on a Tax Return, or for any other reason, whether disputed or not) (without duplication): (a) all Taxes of the Target Entities or the Company Subsidiaries (other than Transfer Taxes which are governed by clause (c) of this definition) for any Pre-Closing Period and, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date (as apportioned pursuant to Section 7.10(c)); (b) all Taxes for which the Target Entities or the Company Subsidiaries have any liability (including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws) as a result of being a member of (or leaving) an Affiliated Group (including any Seller Affiliated Group) on or before the Closing Date; (c) all Transfer Taxes for which the Sellers are responsible pursuant to Section 7.10(d); (d) all Taxes imposed on a Target Entity or Company Subsidiary as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that (i) was actually received by a Target Entity or Company Subsidiary on or before the Closing Date (or was applied as a credit or offset to Taxes otherwise due and payable by such Target Entity or Company Subsidiary on or before the Closing Date) or (ii) was included in the computation of Final Working Capital or Final Closing Indebtedness, each as finally determined; (e) all Taxes imposed on a Target Entity or Company Subsidiary resulting from the transactions contemplated pursuant to Section 7.21; and (f) Taxes imposed on any of the Target Entities or Company Subsidiaries, if any, resulting from an election by the Seller Guarantor pursuant to Code Section 965(h); provided, however, that Indemnified Taxes shall not include any and all Excluded Taxes.
“Indemnifying Person” has the meaning set forth in Section 10.4(a).
“Insurance Policies” has the meaning set forth in Section 5.17.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world whether or not registered: (a) trademarks and service marks; (b) copyrights and works of authorship and moral rights, whether or not copyrightable; (c) trade secrets and confidential know-how; (d) database rights; (e) rights in inventions, rights to passing off and rights in designs; (f) patents; and (g) all other intellectual property rights, in each case including all applications and registrations and the right to apply for any applications and registrations together with the goodwill connected with the use of and symbolized by the foregoing.
“Intercompany Obligations” shall mean all intercompany notes, cash advances, payables or receivables between any member of the Seller Group or its Affiliates (other than the Target Entities and the Company Subsidiaries), on the one hand, and any of the Target Entities or the Company Subsidiaries, on the other hand.
“IP License” has the meaning set forth in Section 5.9(a).
“IRS” means the United States Internal Revenue Service.
“Knowledge of the Sellers” or any similar phrase means the actual knowledge of Damien Guillobez, Jennifer Harned, Gernot Trebsche and Christine Vidart and the knowledge such persons would have after reasonable due inquiry of such Person’s direct reports who are reasonably expected to have knowledge of a particular matter.
“Law(s)” means any foreign, federal, state or local law (including international conventions, protocols and treaties), common law, Order, statute, regulation, code, ordinance, rule or other requirement of any Governmental Authority in each case to the extent legally binding.
“Leased Real Property” has the meaning set forth in Section 5.18(b).
“Leases” has the meaning set forth in Section 5.18(b).
“Liabilities” means any liability, Indebtedness, obligation or commitment of any nature whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, mature or unmature or otherwise.
“Litigation Expense” means any reasonable and documented out-of-pocket expenses actually incurred in connection with investigating, defending or asserting any claim, legal or administrative Action including, court filing fees, court costs, arbitration fees or costs, costs of investigation and defense, witness fees and fees and disbursements of outside legal counsel, investigators, expert witnesses, accountants and other professionals.
“Losses” means any and all losses, Taxes, claims, shortages, damages, Liabilities, expenses (including reasonable attorneys’ and accountants’ and other professionals’ fees), Litigation Expenses, and assessments.
“Material Adverse Effect” means any change, event, occurrence, circumstance, effect or development that has or is reasonably likely to have a material adverse effect on the Target Business, results of operations, financial condition, value or assets of the Target Entities and the Company

Subsidiaries related to the Target Business, taken as a whole; provided, however, that “Material Adverse Effect” shall not include the impact on the Target Business, results of operations, financial condition or assets arising out of or attributable to (a) conditions or effects that generally affect the industry in which the Target Entities and the Company Subsidiaries operate (including legal and regulatory changes), but only to the extent that any such condition does not have a disproportionate effect on the Target Entities or the Company Subsidiaries taken as a whole as compared to other similarly situated Persons or businesses that operate in the industry in which the Target Entities or the Company Subsidiaries operate, (b) general economic conditions affecting any jurisdiction in which the Target Entities or the Company Subsidiaries operate or the global economy generally, including changes in interest or exchange rates, but only to the extent that any such condition does not have a disproportionate effect on the Target Entities or the Company Subsidiaries taken as a whole as compared to other similarly situated Persons or businesses that operate in the industry in which the Target Entities or the Company Subsidiaries operate, (c) effects resulting from changes in equity or debt market conditions in any jurisdiction in which the Target Entities or the Company Subsidiaries operate or the global economy generally, but only to the extent that any such condition does not have a disproportionate effect on the Target Entities or the Company Subsidiaries taken as a whole as compared to other similarly situated Persons or businesses that operate in the industry in which the Target Entities or the Company Subsidiaries operate, (d) any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States or any other country in which the Target Entities or the Company Subsidiaries operate, but only to the extent that any such condition does not have a disproportionate effect on the Target Entities or the Company Subsidiaries taken as a whole as compared to other similarly situated Persons or businesses that operate in the industry in which the Target Entities or the Company Subsidiaries operate, (e) acts of God (including earthquakes, storms, fires, floods and natural catastrophes), (f) effects relating to or arising from the identity of the Buyer or any Buyer Affiliate, including the loss of any customers, suppliers or employees, (g) effects resulting from compliance with the terms and conditions of this Agreement by the Sellers, the Target Entities or the Company Subsidiaries or consented to in writing by the Buyer, or (h) the seasonality of the business of the Target Entities or the Company Subsidiaries or the failure to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect so long as such facts or occurrences are not otherwise excluded by clauses (a) through (h) hereof).
“Material Contracts” has the meaning set forth in Section 5.11.
“Material Customers” has the meaning set forth in Section 5.27.
“Material Suppliers” has the meaning set forth in Section 5.27.
“Multiemployer Plan” has the meaning set forth in Section 5.14(a).
“Notice of Disagreement” has the meaning set forth in Section 2.3(c).
“Obligations” has the meaning set forth in Section 11.18.

“Order” means any judgment, order, writ, injunction, decision, ruling, decree or award of, or settlement or agreement with, any Governmental Authority.
“Owned Intellectual Property” has the meaning set forth in Section 5.9(a).
“Permits” has the meaning set forth in Section 5.13.
“Permitted Encumbrances” means, (a) Encumbrances disclosed in any Schedules to this Agreement, (b) Encumbrances for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been provided, (c) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ arising or incurred in the ordinary course of business to the extent not past due, (d) Encumbrances relating to purchase money security interests entered into in the ordinary course of business, (e) Encumbrances in respect of pledges or deposits under workers’ compensation Laws or similar legislation, unemployment insurance or other types of social security or to secure government Contracts and similar obligations, (f) Encumbrances and defects or irregularities in title that do not materially affect the current use of the underlying asset, (g) restrictions on transfer arising under applicable U.S. federal and state securities Laws, (h) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property that do not materially affect the current use of the underlying asset, (i) Encumbrances that will be released at or prior to the Closing, and (j) Encumbrances created exclusively by the acts of the Buyer the Buyer Affiliates.
“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.
“Post-Closing Employee” means any employee who works exclusively or primarily in the Target Business immediately prior to the Closing Date and who continues employment with the Buyer, the Target Entities or the Company Subsidiaries following the Closing Date.
“Post-Closing Period” means any taxable period beginning after the Closing Date.
“Pre-Closing Period” means any taxable period ending on or before the Closing Date.
“Pre-Closing Period Tax Return” means any Tax Return relating to a Pre-Closing Period.
“Pre-Closing Statement” has the meaning set forth in Section 2.3(a).
“Privileged Communications” has the meaning set forth in Section 11.17(b).
“Purchase Price” has the meaning set forth in Section 2.1(b).
“R&W Insurance Policy” means the representations and warranties insurance policy bound with CFC Underwriting Limited in connection with the transactions contemplated hereby.

“Reed Smith” has the meaning set forth in Section 11.17(a).
“Registered Intellectual Property” has the meaning set forth in Section 5.9(a).
“Released Person” has the meaning set forth in Section 7.14.
“Representatives” means, with respect to any Person, any director, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.
“Restricted Period” has the meaning set forth in Section 7.19(a).
“Restructuring” has the meaning set forth in Section 7.21.
“Retained Employees” means any employees who work primarily or exclusively for the Retained Group.
“Retained Group” means the Seller Group excluding the Target Entities and the Company Subsidiaries.
“Securities Act” has the meaning set forth in Section 6.10.
“Seller Adjustment” has the meaning set forth in Section 2.3(d)(i).
“Seller Adjustment Amount” has the meaning set forth in Section 2.3(d).
“Seller Affiliated Group” means any Affiliated Group that includes as of the Closing Date (i) the Sellers and (ii) the Target Entities or the Company Subsidiaries.
“Seller Group” means the Sellers or any of their respective Affiliates or any of their respective owners of Equity Interests, officers, directors, employees, agents, Representatives, successors and permitted assigns.
“Seller Guarantor” has the meaning set forth in the introductory paragraph of this Agreement.
“Sellers” has the meaning set forth in the introductory paragraph of this Agreement.
“Sellers Representations” has the meaning set forth in Section 10.1.
“Serengeti” has the meaning set forth in the introductory paragraph of this Agreement.
“Serengeti Shares” has the meaning set forth in the Recitals.
“Shared Contracts” means those Contracts entered into by or on behalf of the Seller Group which relate to both the Target Business and the Excluded Business.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Straddle Period Tax Return” means any Tax Return relating to a Straddle Period.
“Subsidiary” of any Person means any other Person (a) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (b) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists.
“Target Business” means the business of designing, manufacturing, distributing and selling eyewear and other products under the following brand names: (a) Bollé, (b) Bollé Safety, (c) Cébé and (d) Serengeti, in each case, as conducted by the Target Entities and the Company Subsidiaries immediately prior to the Closing.
“Target Employees” means those employees who work exclusively or primarily for the Target Business.
“Target Shares” has the meaning set forth in the Recitals.
“Tax” or “Taxes” means any United States or foreign, state or local net or gross income, net or gross receipts, net or gross proceeds, capital gains, sales, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), payroll or other employment, unemployment, disability, real property, personal property, real property, unclaimed or abandoned property, use, transfer, value added, alternative or add-on minimum, estimated, leasing, natural resources, ad valorem, franchise, gaming, capital, goods and services, severance, fuel, interest equalization, registration, recording, turnover or other tax, including any interest, penalty, or addition thereto.
“Tax Benefit Amount Realized” means the excess, if any, of the Hypothetical Tax Liability with respect to a Tax Return within the Tax Benefit Period over the Actual Tax Liability with respect to such Tax Return.
“Tax Benefit Period” has the meaning set forth in Section 10.3(f).
“Tax Claim Notice” has the meaning set forth in Section 7.10(g)(i).

“Tax Contest” has the meaning set forth in Section 7.10(g)(i).

“Tax Detriment” means (i) in the case of the transactions contemplated by Section 7.21 relating to the Transferred-In Assets, to the extent for Tax purposes any Target Entity or Company Subsidiary would be in a worse Tax position than if the Target Entity or Company Subsidiary has always owned for Tax purposes such Transferred-In Assets, and (ii) in the case of the transactions contemplated pursuant to Section 7.21 relating to the Transferred-Out Assets, to the extent for Tax purposes the Target Entities and the Company Subsidiaries would be in a worse Tax position than if the Transferred-Out Assets had always been owned for Tax purposes by the Sellers or their Affiliates (other than the Target Entities and Company Subsidiaries).

“Tax Matters Schedule” has the meaning set forth in Section 7.10(j)(i).

“Tax Representations” means the representations and warranties set forth in Section 5.12 (Taxes) and, solely to the extent they relate to Tax, Section 5.14 (Employee Benefits) and Section 5.15 (Employee and Labor Matters).

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied to or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Tax Sharing Agreement” means any agreement including any provision pursuant to which the Target Entities, or any Company Subsidiary is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person; provided however, that a Tax Sharing Agreement shall not include: (a) contracts entered into in the ordinary course of business (and not with an Affiliate counterparty), the primary purpose of which is not Taxes (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit or similar agreement) and (b) this Agreement.
“Taxing Authority” means, with respect to any Tax or Tax Return, the Governmental Authority that imposes such Tax or requires a person to file such Tax Return and the agency (if any) charged with the collection of such Tax or the administration of such Tax Return, in each case, for such Governmental Authority.
“Termination Date” has the meaning set forth in Section 9.1(b).
“Third Party Claim” has the meaning set forth in Section 10.5.
“Transaction Documents” means any and all agreements, documents, certificates or instruments being delivered pursuant to this Agreement, including the Transition Services Agreement and the Escrow Agreement.
“Transaction Expenses” means, (a) to the extent not paid by the Sellers, the Target Entities or any Company Subsidiary or otherwise prior to the Closing Date, all fees, costs and expenses (including legal, accounting and financial advisory expenses) incurred by the Target Entities or the Company Subsidiaries on or prior to the Closing Date in connection with the transactions contemplated by this Agreement; and (b) any change of control, stay bonuses, severance payments, success fees and similar payments payable to employees solely as a result of the consummation of the transactions contemplated hereby, plus any and all related employment Taxes payable in connection with such payments.

“Transfer Taxes” has the meaning set forth in Section 7.10(d).
“Transferred-In Assets” has the meaning set forth in Section 7.21(a).
“Transferred-Out Assets” has the meaning set forth in Section 7.21(b).
“Transition Services Agreement” means a transition services agreement in form and substance reasonably satisfactory to the Sellers and the Buyer and reflecting the principles contained in the heads of terms in the agreed form set forth on Exhibit C.
“Trapped Cash” means cash or cash equivalents held by any Target Entities or any Company Subsidiary which may not be lawfully used by that Target Entity or any Company Subsidiary to service Indebtedness (if any) incurred at the Closing Date by that Target Entity or Company Subsidiary and may not lawfully be paid by way of dividend, distributed or lent by that Target Entity or Company Subsidiary to the Buyer.
“Treasury Regulations” mean the Treasury regulations promulgated under the Code.
“Working Capital” means, at any date, all Current Assets minus all Current Liabilities.
“Working Capital Excess” means the amount by which the Estimated Working Capital exceeds the Working Capital Target.
“Working Capital Shortfall” means the amount by which the Working Capital Target exceeds the Estimated Working Capital.
“Working Capital Target” means $42,222,000.
“Works Council” means the works council implemented by Bushnell Outdoor Products SAS.
1.2    Interpretive Provisions. Unless the express context otherwise requires:
(a)    the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)    terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)    the terms “Dollars” and “$” mean United States Dollars;
(d)    references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)    wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)    references herein to any gender shall include each other gender;
(g)    references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(h)    references herein to any Contract (including this Agreement) means such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;
(i)    with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;
(j)    references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;
(k)    the word “or” is not exclusive;
(l)    except where expressed otherwise, for the purposes of applying a reference to a monetary sum expressed in US dollars, an amount in a different currency shall be deemed to be an amount in US dollars translated at the Exchange Rate at the relevant date; and
(m)     references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder.
ARTICLE 2

PURCHASE AND SALE OF THE TARGET SHARES
2.1    Purchase and Sale of the Target Shares.
(a)    Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, the Sellers shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from the Sellers, all right, title and interest in and to, the Target Shares, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable U.S. state and federal securities laws).
(b)    The aggregate consideration for the purchase and sale of the Target Shares contemplated by this Section 2.1 will be an amount in cash equal to the Estimated Purchase Price, subject to adjustment pursuant to the terms hereof and payable in accordance with Section 2.2(b)(i) (the Estimated Purchase Price as finally adjusted, the “Purchase Price”).
2.2    Transactions to be Effected at the Closing. At or prior to the Closing, the following transactions shall be effected by the parties to this Agreement:

(a)    The Sellers shall deliver or cause to be delivered to the Buyer:
(i)    the Pre-Closing Statement as required by Section 2.3(a);
(ii)    certificates representing the Target Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer or, if any of the Target Shares are not certificated, stock or other appropriate powers duly endorsed in proper form for transfer;
(iii)    evidence, in form and substance reasonably satisfactory to the Buyer, of the resignations or removal (without payment of compensation) of the members of the Board of Directors (or similar governing body) and officers of the Target Entities and the Company Subsidiaries as requested by the Buyer in writing at least five (5) days prior to the Closing, such resignations or removal to be effective concurrently with the Closing;
(iv)    a duly executed certificate, in form and substance reasonably satisfactory to the Buyer, from Bushnell US of non-foreign status in a form and manner that complies with Section 1445(b)(2) of the Code and the Treasury Regulations thereunder;
(v)    the Transition Services Agreement duly executed by the Sellers;
(vi)    a certificate from the Sellers, in form and substance reasonably satisfactory to the Buyer, certifying that the conditions set forth in Sections 8.1(a) and 8.1(b) have been satisfied, as applicable;
(vii)    a copy of the Escrow Agreement duly executed by the Sellers;
(viii)    a certificate of the Secretary or Officer of each of the Sellers, dated as of the Closing Date, certifying (A) the organizational documents of the Sellers and the Target Entities; (B) the incumbency of each officer of the Sellers and the Target Entities executing this Agreement or the Transaction Documents and any other agreement, document or instrument contemplated hereby or thereby and (C) the written authorization of the directors (or equivalent) of the Sellers and the Target Entities approving this Agreement and the Transaction Documents and all other agreements and documents contemplated hereby and thereby;
(ix)    to the extent such entity is organized in the U.S., certificates of the Secretaries of State (or other applicable office) in which the Sellers, the Target Entities and the Company Subsidiaries is organized, dated as of a date not more than five (5) Business Days prior to the Closing Date, certifying as to its good standing (if applicable);
(x)    a counterpart of each Transaction Document to which the Sellers, the Target Entities or the Company Subsidiaries are party, duly executed by such Person;
(xi)    any applicable releases, termination statements or other similar documentation, in form and substance reasonably satisfactory to the Buyer, releasing and terminating any and all Encumbrances relating to Indebtedness of the Target Entities or the Company Subsidiaries for borrowed money; and
(xii)    any documentation in form and substance reasonably satisfactory to the Buyer necessary to effect the transfer of the shares in Bushnell Japan.
(b)    The Buyer shall make or deliver or cause to be made or delivered:
(i)    on the Closing Date, the following payments:
(A)    to the Sellers, the Estimated Purchase Price less the Escrow Amount, by wire transfer of immediately available funds to the bank account(s) designated in writing by the Sellers to the Buyer at least five (5) Business Days prior to the Closing Date;
(B)    to the Escrow Agent, the Escrow Amount, by wire transfer of immediately available funds in accordance with the terms of the Escrow Agreement; and
(C)    the Estimated Transaction Expenses, which shall be sent by the Buyer to the Persons entitled thereto by wire transfer of immediately available funds in accordance with wire instructions provided by the Sellers to the Buyer at least five (5) Business Days prior to the Closing Date.
(ii)    a certificate from the Buyer, in form and substance reasonably satisfactory to the Sellers, certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied;
(iii)    the Transition Services Agreement duly executed by the Buyer; and
(iv)    a copy of the Escrow Agreement duly executed by the Buyer.
2.3    Purchase Price Adjustment.
(a)    At least twelve (12) Business Days prior to the Closing Date, the Sellers shall deliver to the Buyer a reasonably detailed statement (the “Pre-Closing Statement”) setting forth (i) the Estimated Closing Cash, (ii) the Estimated Closing Indebtedness, and (iii) the Estimated Working Capital, as well as the resulting Working Capital Excess (if any) or Working Capital Shortfall (if any), as the case may be, and (iv) the Estimated Transaction Expenses together with copies of all work papers and other information and documentation reasonably required to support the calculations set forth therein, and any other information as may be reasonably requested by the Buyer or its Representatives to allow the Buyer to review such calculations.
(b)    Within ninety (90) days after the Closing Date, the Buyer shall deliver to the Sellers a reasonably detailed statement (the “Closing Statement”) setting forth the Buyer’s good faith calculation of (i) the Closing Cash, (ii) the Closing Indebtedness, (iii) the Closing Working Capital, and (iv) the Closing Transaction Expenses together with copies of all work papers and other information and documentation reasonably required to support the calculations set forth therein, and any other information as may be reasonably requested by the Sellers or their respective Representatives to allow the Sellers to review such calculations.
(c)    The Closing Statement shall become final and binding upon the parties hereto at 5:00 p.m. Mountain Time on the thirtieth (30th) day following the date on which the Closing Statement was delivered to the Sellers unless the Sellers deliver written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to the Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of Disagreement is received by the Buyer in a timely manner pursuant to this Section 2.3(c), then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the Sellers and the Buyer on the earlier of (A) the date the Sellers and the Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the fourteen (14) day period following the delivery of a Notice of Disagreement, the Sellers and the Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If at the end of such fourteen (14) day period the Sellers and the Buyer have not resolved in writing the matters specified in the Notice of Disagreement, the Sellers and the Buyer shall submit to an independent internationally recognized accounting firm (the “Accounting Firm”) only matters that remain in dispute. The Accounting Firm shall be such nationally recognized independent public accounting firm as shall be agreed upon by the Sellers and the Buyer in writing or, failing such agreement such firm selected jointly by a public accounting firm of recognized national standing designated by the Sellers and by a public accounting firm of recognized national standing designated by the Buyer. The Sellers and the Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the receipt of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the Balance Sheet Rules and the terms of this Agreement, and no other matters. The Accounting Firm’s decision shall be (x) based solely on written submissions by the Sellers and the Buyer and their respective Representatives (and it shall not permit or authorize discovery or hear testimony) and not by independent review, (y) made strictly in accordance with the Balance Sheet Rules and the terms of this Agreement and (z) final and binding on all of the parties hereto absent manifest error. The Accounting Firm may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.3 shall be borne pro rata as between the Sellers, on the one hand, and the Buyer, on the other hand, in proportion to the final allocation made by such Accounting Firm of the disputed items weighted in relation to the claims made by the Sellers and the Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.
(d)    Upon the final determination of the Final Closing Cash, the Final Closing Indebtedness, the Final Transaction Expenses and the Final Working Capital, the Estimated Purchase Price shall be increased (any such increase, the “Seller Adjustment Amount”) by the sum of (i) the amount, if any, that the Final Closing Cash exceeds the Estimated Closing Cash, (ii) the amount, if any, that the Estimated Closing Indebtedness exceeds the Final Closing Indebtedness, (iii) the amount, if any, that the Estimated Transaction Expenses exceeds the Final Transaction Expenses, and (iv) the amount, if any, that the Final Working Capital exceeds the Estimated Working Capital. The Estimated Purchase Price shall be decreased (any such decrease, the “Buyer Adjustment Amount”) by the sum of (i) the amount, if any, that the Estimated Closing Cash exceeds the Final Closing Cash, (ii) the amount, if any, that the Final Closing Indebtedness exceeds the Estimated Closing Indebtedness, (iii) the amount, if any, that the Final Transaction Expenses exceeds the Estimated Transaction Expenses, and (iv) the amount, if any, that the Estimated Working Capital exceeds the Final Working Capital.
(i)    If the Seller Adjustment Amount exceeds the Buyer Adjustment Amount (the amount of any such excess being the “Seller Adjustment”), within five (5) Business Days after the Final Closing Cash, the Final Closing Indebtedness, the Final Transaction Expenses, and the Final Working Capital are determined, the Buyer and the Sellers will jointly instruct the Escrow Agent to disburse the entirety of the funds from the Escrow Account to the Sellers and the Buyer shall pay the Seller Adjustment by wire transfer of immediately available funds to the Sellers.
(ii)    If the Buyer Adjustment Amount exceeds the Seller Adjustment Amount (the amount of any such excess being the “Buyer Adjustment”), within five (5) Business Days after the Final Closing Cash, the Final Closing Indebtedness, the Final Transaction Expenses, and the Final Working Capital are determined, the Buyer and the Sellers will jointly instruct the Escrow Agent to disburse the Buyer Adjustment from the Escrow Account to the Buyer, with the balance (if any) of the Escrow Account to be returned to the Sellers. In the event the Buyer Adjustment exceeds the Escrow Amount, the Sellers shall by wire transfer of immediately available funds to the Buyer in the amount of any such excess.
(e)    No actions taken by the Buyer on its own behalf or on behalf of the Target Entities or the Company Subsidiaries following the Closing Date shall be given effect for purposes of determining the Final Closing Cash, the Final Closing Indebtedness, the Final Transaction Expenses, or the Final Working Capital.
(f)    The Sellers will provide, or procure the provision of, all information reasonably requested by the Buyer in relation to the Closing Statement, including, access to information held by the Sellers and access to the applicable employees and advisors of the Seller Group.
2.4    Allocation of Purchase Price.
(a)    Allocation of Estimated Purchase Price and Purchase Price Among the Target Entities. Schedule 2.4(a) sets forth the methodology relating to the allocation of the Purchase Price among the stock of each of the Target Entities. As promptly as practicable following the final resolution of the adjustments provided pursuant to Section 2.3, the Sellers shall provide to the Buyer an allocation statement that provides the manner in which the final Purchase Price shall be allocated among the stock of each of the Target Entities (the “Seller Allocation Statement”); provided, however, that the Seller Allocation Statement shall be prepared in a manner consistent with Schedule 2.4(a) and shall be subject to the review and approval of the Buyer, which approval shall not be unreasonably withheld, delayed or conditioned.
(b)    Consistent Reporting. Each of the Sellers and the Buyer shall and shall cause their respective Affiliates to, unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code), (i) prepare and file all Tax Returns in a manner consistent with this Section 2.4 (subject to adjustment to the extent there is an adjustment to the Purchase Price), (ii) take no position in any Tax Return, Tax Contest or otherwise that is inconsistent with this Section 2.4, (subject to adjustment to the extent there is an adjustment to the Purchase Price). In the event that any of the allocations set forth in this Section 2.4 are disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other parties concerning the resolution of such dispute, and use reasonable best efforts to contest such dispute in a manner consistent with this Section 2.4.
ARTICLE 3

THE CLOSING
3.1    Closing; Closing Date. The closing of the sale and purchase of the Target Shares contemplated hereby (the “Closing”) shall take place at the offices of Reed Smith LLP, 599 Lexington Avenue, New York, NY 10022 on the twelfth (12th) Business Day after the date on which the Sellers confirm in writing to the Buyer that the Restructuring has completed in accordance with Section 7.21(g) (provided that the Closing shall be subject to the satisfaction of the applicable conditions to the Closing set forth herein, other than those conditions which, by their terms, are to be satisfied or waived at the Closing), or at such other time, place and date and in such manner (including by electronic means) as the parties hereto may mutually agree (the “Closing Date”). The Closing shall be effective for all purposes as of 11:59 p.m. Mountain Time on the Closing Date. If reasonably practicable, the Buyer shall use commercially reasonable efforts to seek to reduce the draw down period in its financing arrangements.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS
The Sellers represent and warrant to the Buyer as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) as follows:
4.1    Organization. The Sellers are duly incorporated, validly existing and in good standing under the Laws of the jurisdiction in which they are organized.
4.2    Binding Obligations. The Sellers have all requisite authority and power to execute, deliver and perform this Agreement and each Transaction Document to which they are a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Sellers of this Agreement and each Transaction Document to which they are a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Sellers. This Agreement has been duly executed and delivered by the Sellers and, assuming that this Agreement constitutes the legal, valid and binding obligations of the Buyer, constitutes the legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (collectively, the “Equitable Exceptions”).
4.3    No Defaults or Conflicts. The execution, delivery and performance by the Sellers of this Agreement and each Transaction Document to which they are a party and the consummation by the Sellers of the transactions contemplated hereby and thereby (with or without notice or lapse of time, or both) (a) do not and will not result in any violation of the applicable organizational documents of the Sellers, (b) do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or give rise to a right of termination or cancellation of, any Contract to which the Sellers are a party or by which they are bound or to which its properties are subject, (c) do not and will not violate any existing applicable Law, rule, regulation or Order having jurisdiction over the Sellers, and (d) do not and will not result in the creation or imposition of any Encumbrance applicable to the Target Entities or any Company Subsidiary or any Encumbrance applicable to the Target Shares or any Equity Interests of the Company Subsidiaries; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that, individually or in the aggregate, would not have an adverse effect on the Sellers’ ability to consummate the transactions contemplated hereby.
4.4    Governmental Authorization. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Sellers in connection with the execution, delivery and performance by the Sellers of this Agreement or any other Transaction Document to which they are a party and the consummation by the Sellers of the transactions contemplated hereby and thereby, except in connection with applicable filing, notification, waiting period or approval requirements under applicable Antitrust Laws.
4.5    Target Shares.
(a)    Company Shares. The Company Shares constitute all of the issued and outstanding Equity Interests of the Company. Bushnell US is the sole owner of all of the Company Shares and owns such Company Shares free and clear of all Encumbrances (other than restrictions on transfer arising under applicable U.S. state and federal securities Laws). The Sellers are not a party to any purchase option, call option, put option, subscription right, preemptive right or similar right providing for the disposition or acquisition of the Company Shares and not such options or rights are held by any third party.
(b)    Serengeti Shares. The Serengeti Shares constitute all of the issued and outstanding Equity Interests of Serengeti. Bushnell US is the sole owner of all of the Serengeti Shares and owns such Serengeti Shares free and clear of all Encumbrances (other than restrictions on transfer arising under applicable U.S. state and federal securities Laws). The Sellers are not a party to any purchase option, call option, put option, subscription right, preemptive right or similar right providing for the disposition or acquisition of the Serengeti Shares and not such options or rights are held by any third party.
(c)    Bushnell Japan Shares. The Bushnell Japan Shares constitute all of the issued and outstanding Equity Interests of Bushnell Japan. Bushnell HK is the sole owner of all of the Bushnell Japan Shares and owns such Bushnell Japan Shares free and clear of all Encumbrances. The Sellers are not a party to any purchase option, call option, put option, subscription right, preemptive right or similar right providing for the disposition or acquisition of the Bushnell Japan Shares and not such options or rights are held by any third party.
4.6    Litigation. There are no Actions pending or, to the Knowledge of the Sellers, threatened, against the Sellers before any Governmental Authority which seek to prevent the transactions contemplated hereby or that otherwise to have an adverse effect on the Sellers’ ability to consummate the transactions contemplated hereby. The Sellers are not subject to any unsatisfied Order that would reasonably be expected to result in a material adverse effect or their ability to consummate the transactions contemplated hereby.
4.7    Brokers. Except for Robert W. Baird & Co., no broker, finder or similar intermediary has acted for or on behalf of the Sellers or the Target Entities or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Sellers, the Target Entities or the Company Subsidiaries or any action taken by the Sellers, the Target Entities or the Company Subsidiaries.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE TARGET ENTITIES
The Sellers and the Target Entities jointly and severally represent and warrant to the Buyer as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) as follows:
5.1    Organization and Qualification. Each of the Target Entities and the Company Subsidiaries is duly formed, validly existing and in good standing (to the extent such concept is applicable) under the Laws of its jurisdiction of organization. Each of the Target Entities and the Company Subsidiaries is qualified, licensed or registered to transact business as a foreign entity and is in good standing (to the extent such concept is applicable) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (to the extent such concept is applicable) would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
5.2    Power/Binding Obligations. Each of the Target Entities has all requisite authority and power to execute, deliver and perform this Agreement and each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Target Entities of this Agreement, and each Transaction Document to which each such Target Entity is a party, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of each such Target Entity. Each of the Target Entities has duly executed and delivered this Agreement and each Transaction Document to which it is a party and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Buyer, constitutes the legal, valid and binding obligation of each such Target Entity, enforceable against such Target Entity in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
5.3    No Defaults or Conflicts. The execution, delivery and performance by each of the Target Entities of this Agreement, and each Transaction Document to which it is a party, and the consummation by the Target Entities of the transactions contemplated hereby and thereby (with or without notice or lapse of time or both) (a) do not and will not result in any violation of the governing documents (i.e., certificate of incorporation or bylaws) of any of the Target Entities, (b) except as set forth on Schedule 5.3, do not and will not result in a breach in any material respect of any of the terms or provisions of, or constitute a default in any material respect under, or give rise to a right of termination or cancellation of, any Material Contract, any Lease or any IP License, (c) do not and will not violate in any material respect any existing applicable Law, rule, regulation, or Order having jurisdiction over the Target Entities, and (d) will not result in the creation or imposition of any Encumbrance on the Target Entities, the Company Subsidiaries, the Target Shares or any Equity Interests of the Company Subsidiaries.
5.4    Governmental Authorization. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Target Entities or the Company Subsidiaries in connection with the execution, delivery and performance by the Target Entities or the Company Subsidiaries of this Agreement and the consummation of the transactions contemplated hereby, except in connection with applicable filing, notification, waiting period or approval requirements under applicable Antitrust Laws.
5.5    Capitalization. The Target Shares are duly authorized, validly issued, fully paid and non-assessable (in each case, as applicable), and have not been issued in violation of, and are not subject to, any purchase option, call option, right of first refusal, preemptive right, subscription right or similar rights held by a third party, and have been issued in compliance with applicable Law and are free and clear of all Encumbrances (other than restrictions on transfer arising under applicable U.S. state and federal securities Laws). The Target Entities have not issued any Equity Interests other than the applicable Target Shares, and there are no options, warrants, convertible, exercisable or exchangeable securities or other rights or Contracts of any character, existing or outstanding, which relate to any Equity Interests of the Target Entities or other rights that are linked to the value of any Equity Interests of the Target Entities or provide for the sale or issuance of any Equity Interest by the Target Entities. Except as set forth on Schedule 5.5, none of the Target Entities have any outstanding or authorized stock appreciation, phantom stock, stock-based performance units, profit participation or similar plans. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Target Shares. None of the Target Entities or the Company Subsidiaries are under any obligation to register the offer and sale or resale of any Equity Interests under the Securities Act and the rules and regulations promulgated thereunder.
5.6    Litigation. Except as set forth in Schedule 5.6, there are no Actions pending or, to the Knowledge of the Sellers, threatened involving the Target Entities or the Company Subsidiaries or any of the directors, managers or officers of the Target Entities or the Company Subsidiaries in their capacities as such and, to the Knowledge of the Sellers, no event has occurred or circumstances exist that would reasonably be expected to give rise to, or serve as a basis for, any such Action.
5.7    Subsidiaries. Each of the Company Subsidiaries, together with their respective, outstanding Equity Interests, is listed and identified on Schedule 5.7. All of the Equity Interests in the Company Subsidiaries are held of record and owned beneficially as set out in Schedule 5.7. All of the outstanding Equity Interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (in each case, as applicable), and have not been issued in violation of, and are not subject to, any purchase option, call option, right of first refusal, preemptive right, subscription right or similar rights held by a third party, have been issued in compliance with applicable Law. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights or Contracts of any character, existing or outstanding, that relate to any Equity Interests of the Company Subsidiaries or other rights that are linked to the value of any Equity Interests of the Company Subsidiaries or provide for the sale or issuance of any Equity Interests by the Company Subsidiaries. No Company Subsidiary has any outstanding or authorized stock appreciation, phantom stock, stock-based performance units, profit participation or similar plans. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Equity Interests of the Company Subsidiaries. None of the Target Entities or the Company Subsidiaries own any Equity Interests, or have the right to acquire any Equity Interests, in any other Person. All of the outstanding Equity Interests of each Company Subsidiary are owned free and clear of any Encumbrances, other than restrictions on transfer arising under applicable U.S. state and federal securities Laws. The Sellers have made available to the Buyer true, correct and complete copies of the organizational documents of each of the Company Subsidiaries.
5.8    Financial Statements.
(a)    Schedule 5.8(a) sets forth a copy of (i) the unaudited consolidated balance sheet of the Target Business as of March 31, 2018 (the “Balance Sheet Date”) and (ii) the related unaudited consolidated statement of profit and loss for the Target Business for the fiscal year then ended (collectively referred to as the “2018 Financial Statements”). The 2018 Financial Statements are based on the books and records of the Target Business and fairly present, in all material respects, the consolidated financial position (including any changes therein) and results of operations of the Target Business for the fiscal year then ended in accordance with GAAP consistently applied throughout the period indicated (as if the Restructuring had been completed). Schedule 5.8(a) sets forth a copy of (i) the unaudited consolidated balance sheets of the Target Business as of March 31, 2017 and (ii) the related unaudited consolidated statement of profit and loss for the Target Business for the fiscal year then ended (collectively referred to as the “2017 Financial Statements”). The 2017 Financial Statements are based on the books and records of the Target Business and fairly present, in all material respects, the consolidated financial position (including any changes therein) and results of operations of the Target Business as at the respective dates thereof and for the respective periods indicated therein in accordance with GAAP consistently applied throughout the periods indicated (as if the Restructuring had been completed).
(b)    Except as set forth on Schedule 5.8(b), the Target Business does not have any Liabilities of the type that would be required to be disclosed on the face of a balance sheet prepared in accordance with GAAP, except for (i) Liabilities reflected in the 2018 Financial Statements and (ii) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of business (none of which are material (individually or in the aggregate) or relate to breach of Contract, breach of warranty, tort, infringement, violation of Law, order or Permit, or any Action).
5.9    Intellectual Property.
(a)    Schedule 5.9(a) sets forth a complete and accurate list of all (i) Intellectual Property that is, or at the Closing will be, owned by any Target Entity or Company Subsidiary, used in the Target Business, and registered with a Governmental Authority (the “Registered Intellectual Property”) and (ii) all written license agreements relating to the Intellectual Property which are material to the Target Business, to which any Target Entity or Company Subsidiary is a party, other than license agreements relating to off-the-shelf software or require payments of less than $50,000 per year (each such license agreement, an “IP License”). Except for any Intellectual Property licensed by a Target Entity or a Company Subsidiary and except as otherwise set forth in the Transition Services Agreement, a Target Entity or a Company Subsidiary is, or at the Closing will be, the sole, legal and beneficial owner of all of the Intellectual Property used in or necessary to lawfully conduct the Target Business (the “Owned Intellectual Property”), as presently conducted in all material respects.
(b)    All the Owned Intellectual Property is, or at the Closing will be, owned by a Target Entity or a Company Subsidiary free and clear of all Encumbrances, other than Permitted Encumbrances.
(c)    Each IP License is in full force and effect and is the legal, valid and binding obligation of the applicable Target Entity or Company Subsidiary and, to the Knowledge of the Sellers, each of the other parties thereto, enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. None of the Target Entities or the Company Subsidiaries are in default in any material respect under any IP License nor, to the Knowledge of the Sellers, is any other party to an IP License in default in any material respect thereunder.
(d)    To the Knowledge of the Sellers, (i) other than infringement resulting from the manufacturing and/or sale of counterfeit goods at a level customary in the industry in which the Target Business operates, no Person is, infringing, misappropriating or otherwise violating any of the proprietary rights of the Target Entities or the Company Subsidiaries in the Owned Intellectual Property and (ii) the use of the Owned Intellectual Property, and the carrying on of the Target Business, does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and does not give rise to any material obligation to pay royalties, fees or other sums, except pursuant to the IP Licenses. The use of the Owned Intellectual Property is not the subject of any outstanding or threatened, consent, settlement, decree, order, injunction, judgment, cancellation action, opposition, Action or ruling restricting the use thereof, and to the Knowledge of the Sellers, there are no circumstances currently subsisting which would be reasonably likely to give rise to any of the aforementioned.
(e)    The Target Entities and the Company Subsidiaries have taken all commercially reasonable measures to protect and preserve the confidentiality of material trade secrets of the Target Business. To the Knowledge of the Sellers, there has not been any unauthorized disclosure of or access to any material trade secret of the Target Entities or the Company Subsidiaries to any Person in a manner that has resulted or is likely to result in the loss of the confidential nature of any material trade secret or other rights in and to such information.
(f)    To the Knowledge of the Sellers, all of the rights in the Owned Intellectual Property are valid and enforceable, and subsisting and in full force and effect. All required filings, prosecution and maintenance steps and fees related to the Registered Intellectual Property have been timely filed with, taken and paid to the relevant Governmental Authorities and authorized registrars, and all rights held in the Registered Intellectual Property are otherwise in good standing.
(g)    To the Knowledge of the Sellers, the Target Entities and the Company Subsidiaries are not liable to pay compensation to any current employees or ex-employees under the Patents Act 1977 section 40 (or any equivalent provisions in any other country) and there are no claims pending or, to the Knowledge of the Sellers, threatened claims by employees in that respect. There are no agreements or arrangements in place between the Target Entities and/or the Company Subsidiaries and any or all of their employees, in terms of which the Target Entities or the Company Subsidiaries have agreed to compensate employees in respect of inventions created by those employees.
5.10    Compliance with Laws. Except as set forth on Schedule 5.10, each of the Target Entities and the Company Subsidiaries are in compliance in all material respects with all Laws applicable to the Target Business. As of the date hereof, none of the Target Entities or the Company Subsidiaries are subject to any unsatisfied Order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority, and to the Knowledge of the Sellers, there are no circumstances subsisting which would be reasonably likely to give rise to such Order, judgment, injunction, ruling, decision, award or decree.
5.11    Contracts. Schedule 5.11 sets forth a list of each of the following Contracts related to the Target Business (each a “Material Contract”) that are effective as of the date of this Agreement (other than Company Plans, IP Licenses and purchase orders):
(a)    all Contracts pursuant to which any Seller Group, Target Entity or any Company Subsidiary (i) made payments to any third party in the twelve (12) month period ended December 31, 2017 in excess of $400,000 or (ii) received payments from any third party (including any member of the Seller Group) in the twelve (12) month period ended December 31, 2017 in excess of $400,000;

(b)    all partnership, joint venture or similar agreements, or Tax Sharing Agreements, involving a share of profits, losses, costs or liabilities between any Target Entity or any Company Subsidiary and a third party or between any member of the Seller Group and any third party (but in the latter case only where such partnership, joint venture or similar agreement, or Tax Sharing Agreement, relates to the Target Business);
(c)    all Contracts entered into in connection with any merger, consolidation or other business combination or any acquisition or disposition of a business (including, transactions involving the acquisition or disposition of the stock or a material portion of the assets of a business) or any material assets and pursuant to which any Target Entity or any Company Subsidiary has any existing rights or obligations; provided that the foregoing shall not apply to ongoing confidentiality obligations or non-disclosure agreements entered into in connection therewith;
(d)    all Contracts restricting any Target Entity or any Company Subsidiary from competing in any line of business or geographic region;
(e)    all Contracts involving a labor organization, union or association, including collective bargaining, works council, employee representative or similar agreements;
(f)    all Contracts pursuant to which any Target Entity or any Company Subsidiary has incurred any Indebtedness or guaranteed Indebtedness of others;
(g)    all Contracts with any Governmental Authority;
(h)    all Contracts with any member of the Seller Group;
(i)    all Contracts which relate to an employment relationship, independent contractor services, management services, or consulting services (in each case of an employment type nature), in each case requiring payment, including base compensation and bonuses or fees, as applicable, to any such Person in any calendar year in excess of $150,000;
(j)    any sole source or exclusive supplier contract for goods or services supplied to any Target Entity or any Company Subsidiary or any sole source or exclusive supplier contract for goods or services material to the operation of the Target Business supplied to any member of the Seller Group; and
(k)    any Contract that involves any resolution or settlement of any actual or threatened Action which imposes material outstanding obligations on any Target Entity or any Company Subsidiary.
None of the Target Entities, Company Subsidiaries or, to the Knowledge of the Sellers, any other party thereto are in breach of or default under any Material Contract in any material respect and none of the Seller Group, Target Entities or the Company Subsidiaries have, received written notice of termination or a written request to materially modify the terms of any Material Contract. Each Material Contract (i) is a legal and binding obligation of the Target Entity or the Company Subsidiary, as applicable, and, to the Knowledge of the Sellers, the other relevant parties thereto, and (ii) is in full force and effect, enforceable against the Target Entity or the Company Subsidiary, as applicable, and, to the Knowledge of the Sellers, the other parties thereto, in accordance with the terms thereof, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
5.12    Taxes. Except as set forth on Schedule 5.12:
(a)    Each of the Target Entities and Company Subsidiaries has timely (i) filed (taking into account any applicable extensions) all income and other material Tax Returns that were required to be filed by it on or prior to the date hereof and all such Tax Returns were correct and complete in all material respects and (ii) paid all Taxes shown to be due and payable on such Tax Returns, or otherwise payable by the Target Entities or any Company Subsidiary except for Taxes which, individually or in the aggregate, are not reasonably expected to be material.
(b)    Each of the Target Entities and Company Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and manner prescribed by Law, paid over to the proper Taxing Authority in all material respects all amounts required to be withheld and paid over under all applicable Laws.
(c)    There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any assets of the Target Entities or the Company Subsidiaries.
(d)    All material deficiencies for Taxes asserted or assessed in writing against the Target Entities or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid, settled or properly reflected in the 2018 Financial Statements in accordance with GAAP.
(e)    There are no Tax audits or other administrative proceedings or any court Actions pending or to the Knowledge of the Sellers, threatened concerning any income or other material Tax liability of the Target Entities or the Company Subsidiaries for which written notice has been received, with regard to any Taxes for which any of the Target Entities or the Company Subsidiaries would be liable (other than Taxes imposed on any Seller Affiliated Group).
(f)    None of the Target Entities or the Company Subsidiaries have received in the past five (5) years a written notice from any Taxing Authority that it is required to pay Taxes or file Tax Returns in a jurisdiction in which the Target Entities or the Company Subsidiaries do not pay Taxes or file Tax Returns.
(g)    None of the Target Entities or the Company Subsidiaries have commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.
(h)    None of the Target Entities or the Company Subsidiaries have filed for an extension of time within which to file any Tax Return which extension is currently in effect. None of the Target Entities or the Company Subsidiaries have executed any outstanding waiver of any statute of limitations for, or extension of, the period for the assessment or collection of any Tax, in each case, which period has not yet expired.

(i)    None of the Target Entities or the Company Subsidiaries have been a member of any Affiliated Group other than the Seller Affiliated Group or any group for which Alliant Techsystems Inc. or any of its Subsidiaries was the common parent.
(j)    None of the Target Entities or the Company Subsidiaries are liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws) or otherwise (other than liabilities for Taxes for having been a member of the Seller Affiliated Group or any group for which Alliant Techsystems Inc. or any of its Subsidiaries was the common parent).
(k)    None of the Target Entities or the Company Subsidiaries are party to any Tax Sharing Agreement.
(l)    None of the Target Entities or the Company Subsidiaries have a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Taxing Authority that relates to the Taxes or Tax Returns of the Target Entities or the Company Subsidiaries. No power of attorney granted by the Target Entities or the Company Subsidiaries with respect to any Taxes is currently in force.
(m)    None of the Target Entities or the Company Subsidiaries have been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368.
(n)    None of Target Entities or the Company Subsidiaries have constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constitute a distribution of shares under Code Section 355(a) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.
(o)    None of the Target Entities or the Company Subsidiaries have engaged in any transaction that could affect the Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(p)    None of the Target Entities or the Company Subsidiaries are required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received or paid on or prior to the Closing Date or deferred revenue realized on or prior to the Closing Date; (iv) a change in method of accounting with respect to a Pre-Closing Period (or an impermissible method used in a Pre-Closing Period); (v) an agreement entered into with any

Taxing Authority (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) on or prior to the Closing Date; or (vi) an election (including a protective election) pursuant to Code Section 108(i).
(q)    None of the Target Entities or Company Subsidiaries currently uses the cash method of accounting.
(r)    None of the Target Entities or the Company Subsidiaries are treated for U.S. federal income Tax purposes as a “disregarded entity” or partnership under Treasury Regulation Section 301.7701-3 (by election or default status) and no election is pending to change the U.S. federal income Tax treatment of any of the Target Entities or the Company Subsidiaries.
(s)    None of the Target Entities or Company Subsidiaries that is a non-U.S. corporation owns any interest in “United States real property” with the meaning of Code Section 897 or “United States property” for purposes of Code Section 956.
(t)    Each of the Target Entities and the Company Subsidiaries has complied in all material respects with all transfer pricing rules (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Code Section 482 (or any similar provision of non-U.S. Law)).
(u)    The provision for net deferred tax in the 2018 Financial Statements (the “Deferred Tax Provision”) has been calculated in accordance with GAAP, does not exceed $18.49 million and no more than $300,000 of the net Deferred Tax Provision relates to matters other than the difference between the carrying value and tax basis of intangibles.
Notwithstanding anything to the contrary contained in this Agreement: (i) the Tax Representations constitute the sole and exclusive representations and warranties regarding Taxes, Tax Returns and other matters relating to Taxes, (ii) nothing in this Agreement (including in the Tax Representations) shall be construed as providing a representation or warranty with respect to (A) the existence, amount, expiration date or limitations on (or availability of) in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attribute (including net operating loss, cap loss, Tax credit carryover or other Tax asset) of any Target Entity or any Company Subsidiary generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date or (B) any Tax position that the Buyer or its Affiliates (including the Target Entities and the Company Subsidiaries) may take in respect on any taxable period (or portion thereof) beginning after the Closing Date, and (iii) nothing in this Agreement (including in the Tax Representations) shall be construed as providing a representation or warranty that could give rise to indemnification pursuant to Article 10 or otherwise relating or attributable to Taxes of any Target Entity or any Company Subsidiary for a Post-Closing Period or, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date (except for the representations set forth in Sections 5.12(k), 5.12(l), 5.12(m), 5.12(n), 5.12(o), 5.12(p), 5.12(q), 5.12(s) and 5.12(u)).
5.13    Permits. The Target Entities and the Company Subsidiaries have all material consents, authorizations, registrations, waivers, permits and rights (collectively, “Permits”) necessary for the lawful conduct of the Target Business as presently conducted. All such Permits are in full force and effect, and neither the Target Entities nor the Company Subsidiaries are in breach or default under any such Permit in any material respect.
5.14    Employee Benefit Plans.
(a)    Schedule 5.14(a) contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, profit sharing, pension, retirement and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to, by any of the Target Entities or Company Subsidiaries for the benefit of any current or former employee, independent contractor, or consultant of the Target Entities or the Company Subsidiaries or under which the Target Entities or the Company Subsidiaries have any present or future liability (other than any “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”
(b)    Except as set forth on Schedule 5.14(b), none of the Target Entities or the Company Subsidiaries contribute to, or have any liability under, any (i) Multiemployer Plan, (ii) “multiple employer plan” within the meaning of Section 3(40) of ERISA or Section 413(c) of the Code, or (iii) defined benefit plan that is subject to Title IV of ERISA.
(c)    With respect to each Company Plan, the Sellers have made available to Buyer, as applicable, to the extent applicable, copies of (i) such Company Plan and any amendments thereto or a summary thereof, and with respect to any unwritten Company Plan, a written description of the terms of such plan; (ii) the most recent summary plan description; (iii) the three (3) most recent annual reports on Form 5500s and all attachments thereto; (iv) the most recent Internal Revenue Service determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Plan; and (v) any material correspondence with the Internal Revenue Service, the U.S. Department of Labor, or any Governmental Authority within the past three (3) years.
(d)    (i) Each Company Plan has been established and administered in accordance with its terms in all material respects, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations, (ii) each Company Plan which is intended to be qualified within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS as to its qualification, and to the Knowledge of the Sellers, no event has occurred that would or would reasonably be expected to cause the loss of such qualification; and (iii) except as set forth on Schedule 5.14(d), with respect to each Company Plan that is a “welfare plan” within the meaning of ERISA Section 3(1), neither the Target Entities nor any Company Subsidiary has any liability or obligation to provide medical or death benefits with respect to current or former employees of the Target Entities or any Company Subsidiary beyond their termination of employment (other than coverage mandated by Law).
(e)    With respect to each Company Plan, as of the date hereof, no Actions (other than routine claims for benefits) are pending or, to the Knowledge of the Sellers, threatened against the Target Entities or the Company Subsidiaries. All contributions and premiums required to be made prior to the date hereof with respect to any Company Plan have been made or, to the extent not yet due, accrued on the 2018 Financial Statements and the 2018 Financial Statements.
(f)    Except as set forth on Schedule 5.14(f), the execution of, and the performance of the transactions contemplated by this Agreement will not, either alone or in connection with any other event (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, consultant, or independent contractor of the Target Entities or the Company Subsidiaries; (ii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right or benefit, (iii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Plans, or (iv) result in an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(g)    Neither the Target Entities nor any Company Subsidiary has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.
(h)    Each Company Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.
5.15    Employee and Labor Matters.
(a)    There is no pending or, to the Knowledge of the Sellers, threatened, labor strike, walk-out, slowdown, picketing, work stoppage, lockout, or other labor disruption with respect to the Target Entities or the Company Subsidiaries. None of the Target Entities or the Company Subsidiaries are subject to any unfair labor practice charges before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state, local or foreign Governmental Authority responsible for the prevention of unlawful employment practices. Except as set forth on Schedule 5.15(a), none of the Target Entities or the Company Subsidiaries are a party to or bound by any collective bargaining agreement or similar labor agreement with a labor union, works council or other employee representative.
(b)    Schedule 5.15(b)(i) sets forth a true and complete list of all employees of the Target Entities and the Company Subsidiaries whose base compensation is at least $100,000, or is expected to be at least $100,000, including each employee’s title, location, employing entity, 2018 target bonus opportunities, 2018 base compensation, status (full time or part time, salary or hourly), and date of hire. Except as set forth in Schedule 5.15(b)(ii), there are no employees of either of the Sellers or an Affiliate of the Sellers, excluding the Target Entities and the Company Subsidiaries, who are primarily dedicated to the Target Business. Except as set forth in Schedule 5.15(b)(iii), all employees of the Target Entities and the Company Subsidiaries perform job duties solely related to the Target Business.
(c)    Schedule 5.15(c) sets forth a true and complete list of the top five (5) sales representatives of the Target Entities or the Company Subsidiaries based on sales during the fiscal year ended March 31, 2018.

(d)    Except as set forth on Schedule 5.15(d), the Target Entities and the Company Subsidiaries are in compliance, in all material respects, with all applicable Laws, including those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar state, local, or foreign Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no Actions that are pending, or to the Knowledge of the Sellers, threatened against the Target Entities or the Company Subsidiaries concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. Since July 1, 2015, the Target Entities and the Company Subsidiaries have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.
(e)    The Target Entities and the Company Subsidiaries has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that have been due and payable; and (ii) to all independent contractors and consultants, providing employment like services and temporary employees, any fees for services that are due and payable.
(f)    Neither the Target Entities nor any Company Subsidiary has (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws; or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(g)    None of the Target Entities or the Company Subsidiaries has sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Target Business in the past three (3) years.
5.16    Environmental Compliance. Except as set forth on Schedule 5.16, (a) the Target Entities and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, and (b) there are no pending or, to the Knowledge of the Sellers, threatened, Environmental Claims against the Target Entities or any Company Subsidiary.
5.17    Insurance. All insurance policies (the “Insurance Policies”) with respect to the Target Business are in full force and effect in all material respects and all premiums due and payable thereon have been paid in full. There is no material claim pending under any such policies as to which coverage has been questioned, disputed or denied or, to the Knowledge of the Sellers, in respect of which notice has not been submitted to the relevant insurers in a timely manner.
5.18    Real Property.
(a)    Neither the Target Entities nor the Company Subsidiaries owns any real property.

(b)    Schedule 5.18(b) sets forth a list of all real property leased or subleased (the “Leased Real Property”) by the Target Entities or the Company Subsidiaries in connection with the operation of the Target Business (the Contracts pursuant to which such Leased Real Property is leased being the “Leases”). With respect to the Leases, neither the Target Entities nor the Company Subsidiaries nor, to the Knowledge of the Sellers, any other party to any such Lease, are in breach of or default under any of the Leases in any material respect. Each Lease to which any Target Entity or Company Subsidiary is a party (i) is a legal and binding obligation of the Target Entities or relevant Company Subsidiary (as applicable) and, to the Knowledge of the Sellers, the other relevant parties thereto and (ii) is in full force and effect, enforceable against the Target Entities or relevant Company Subsidiary (as applicable) and, to the Knowledge of the Sellers, the other parties thereto, in accordance with the terms thereof, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(c)    Neither the Target Entities nor the Company Subsidiaries have received written notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting the Leased Real Property or any portion thereof or interest therein. Neither the Target Entities nor any Company Subsidiary has received any written notice that the current use and occupancy of the Leased Real Property violates in any material respect any easement, covenant, condition, restriction, or similar provision in any of the Leases or other instrument of record or other unrecorded agreement affecting such Leased Real Property.
5.19    Title to Assets.
(a)    The Target Entities or Company Subsidiary has, or at the Closing will have, good and valid title to, or a valid leasehold interest in or other valid right to use, all of the assets and properties which are material to the operation of the Target Business including all the properties and assets which (i) are reflected in the 2018 Financial Statements or (ii) were acquired since the Balance Sheet Date and are material to the operation of the Target Business (except in each case for assets and properties disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice).
(b)    Except as set forth on Schedule 5.19(b), (i) the assets owned or leased or which will be owned or leased as of the Closing directly by the Target Entities and the Company Subsidiaries, (ii) the Contracts of which the Target Entities and the Company Subsidiaries have or will have the benefit of and (iii) the employees and contractors employed or engaged (or who will be employed or engaged) by the Target Entities and the Company Subsidiaries, together with the rights granted pursuant to the Transition Services Agreement, are adequate for the Buyer to conduct the Target Business immediately following the Closing in substantially the same manner as it was conducted by the Sellers immediately prior to the Closing; provided, however, that no representation or warranty is made with respect to the amount of cash or cash equivalents required to be kept in the Target Business. All tangible assets that are material to the operation of the Target Business are in good operating condition and regularly and properly maintained (subject to normal wear and tear).

(c)    All assets owned by the Target Entities or the Company Subsidiaries and used in the Target Business are held free and clear of all Encumbrances (other than Permitted Encumbrances).
5.20    Inventory. Except as otherwise reserved for in the 2018 Financial Statements, the inventory (including all raw materials, works-in-process or finished goods related thereto) currently held or which will be held by the Target Entities and the Company Subsidiaries as of the Closing (a) consists of items of good, usable and merchantable quality and are saleable in the ordinary course of business consistent with past practice; and (b) does not contain any items which are damaged in any material respect or obsolete. Since the Balance Sheet Date, the inventory of the Target Entities and the Company Subsidiaries has been replenished in a normal and customary manner consistent with past practice.
5.21    Finance and Debtors. Schedule 5.21 contains details of each bank, savings and loan or similar financial institution with which a Target Entity or any Company Subsidiary has an account or safety deposit box or other arrangement related to the Target Business, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Target Entities or the Company Subsidiaries thereat. There are no overdrafts, loans, hedging or other finance facilities outstanding or available to the Target Entity.
5.22    Affiliate Transactions. Except for employment relationships and compensation, benefits, travel advances and employee loans completed in the ordinary course of business and consistent with past practice or any Contracts disclosed on Schedule 5.22 (such Contracts, the “Affiliate Agreements”), neither the Target Entities nor the Company Subsidiaries are party to any Contract with any of the Sellers or any of the Sellers’ other Affiliates.
5.23    Absence of Certain Changes or Events. Except as set forth on Schedule 5.23, during the period from the Balance Sheet Date through the date hereof, (a) the Target Entities and the Company Subsidiaries have conducted the Target Business in the ordinary and usual course of business (other than with respect to the sale process in connection with the transactions contemplated by this Agreement), (b) there has been no Material Adverse Effect and (c) none of the Target Entities or the Company Subsidiaries have taken any action (or omitted to take any action) which action (or omission) if occurring after the date of this Agreement and prior to Closing, would have required the consent of the Buyer under Section 7.1.
5.24    Computer Systems.
(a)    All IT equipment, computer systems, network and communication systems (including computer hardware and software) which is or at the Closing will be owned by or licensed to the Target Entities or the Company Subsidiaries and material to the operation of the Target Business (the “Computer Systems”), is legally and beneficially owned free from any Encumbrance (other than Permitted Encumbrances) by or used under a valid and subsisting agreement with, the Target Entities or a Company Subsidiary and is in reasonable satisfactory working order and function materially in accordance with their specifications.

(b)    The Target Entities and the Company Subsidiaries have in place (and have for the last three (3) years maintained) security, disaster recovery and backup systems and procedures for the Computer Systems.
(c)    The Computer Systems have in all material respects functioned adequately for the business in the last eighteen (18) months except for pre-planned maintenance shut downs and planned upgrades or replacements and no part of the Computer Systems has materially failed to function.
5.25    Brokers. Except for Robert W. Baird & Co., no broker, finder or similar intermediary has acted for or on behalf of the Target Entities or the Company Subsidiaries in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Target Entities or any Company Subsidiary or any action taken by them.
5.26    Accounts Receivable; Accounts Payable.
(a)    All accounts receivable reflected on the 2018 Financial Statements have arisen from bona fide transactions entered into by the Target Entities or the Company Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice.
(b)    The accounts payable reflected on the 2018 Financial Statements have arisen from bona fide transactions entered into by the Target Entities or the Company Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice (or have arisen in the ordinary course of business since the Balance Sheet Date).
5.27    Customers; Suppliers. Schedule 5.27(i) sets forth a true, correct and complete list of the ten (10) largest customers of the Target Entities and the Company Subsidiaries, taken as a whole (by dollar volume of revenue from such customers) during the fiscal year ended March 31, 2018 (each, a “Material Customer”). Schedule 5.27(ii) sets forth a true, correct and complete list, as of the date hereof, of the ten (10) largest suppliers of the Target Entities and the Company Subsidiaries, taken as a whole (by standard cost value of finished goods purchases from such suppliers) during the fiscal year ended March 31, 2018 (each, a “Material Supplier”). Except as set forth on Schedule 5.27, none of the Target Entities or the Company Subsidiaries have received written or, to the Knowledge of the Sellers, oral notice that any Material Customer or Material Supplier intends to cancel, terminate or otherwise adversely modify in any material respect its pricing or volume of business with the Target Entities or any Company Subsidiary (excluding fluctuations in the ordinary course of business and Contracts that expire in accordance with their terms) and there is no dispute with any Material Customer or Material Supplier that remains ongoing.
5.28    Product Liability. In the last two (2) years:
(a)    no product manufactured, sold or supplied by the Target Entities or any Company Subsidiary to its customers pursuant to any Contract related to the Target Business has been the subject of any material recall, suspension, withdrawal or seizure; for this purpose, material means a recall, suspension, withdrawal or seizure which is likely to have a cost to the Target Entities or any Company Subsidiary (individually or taken as a whole) of $100,000;
(b)    other than product warning included on packing in the ordinary course of business, no product warning has been issued to customers in respect of products manufactured, sold or supplied under any Contract by the Target Entities or any Company Subsidiary; and
(c)    no Actions have been raised or, to the Knowledge of the Sellers, threatened against the Target Entities or any Company Subsidiary arising from, in relation to or in connection with any death or serious injured suffered, or alleged to have been suffered, as a result of any alleged defect or safety-issue associated with any product manufactured, sold or supplied by the Target Entities or any Company Subsidiary.
5.29    Exclusivity of Representations. Except for the representations and warranties contained in Article 4 and 5 of this Agreement (as modified by the Schedules), none of the Sellers, the Target Entities, the Company Subsidiaries (or any of them), or any other Person have made, makes or shall be deemed to make any other representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, on behalf of the Sellers, the Target Entities, the Company Subsidiaries (or any of them), or any of their respective Affiliates, including with respect to the Target Shares or their respective assets and liabilities, and the Sellers, the Target Entities hereby disclaim all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of the Sellers, the Target Entities, the Company Subsidiaries (or any of them) or any of their respective Affiliates. The Sellers, the Target Entities and the Company Subsidiaries hereby disclaim all liability and responsibility for all projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Buyer or any of the Buyer’s Affiliates or any Representatives of the Buyer or any of the Buyer Affiliates, including omissions therefrom, unless expressly warranted or represented in Article 4 or 5. Without limiting the foregoing, other than as set out herein, none of the Sellers or the Target Entities shall be deemed to make any representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to the Buyer or any of the Buyer Affiliates or any Representatives of the Buyer of any of the Buyer Affiliates regarding the future success, future profitability or value of the Target Entities, the Company Subsidiaries or their business.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Sellers as follows:
6.1    Organization. The Buyer is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized.

6.2    Binding Obligations. The Buyer has all requisite authority and power to execute, deliver and perform this Agreement and each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement and each Transaction Document to which it is a party has been duly executed and delivered by the Buyer and, assuming that this Agreement and each Transaction Document constitutes the legal, valid and binding obligations of the Sellers and the Target Entities, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
6.3    No Defaults or Conflicts. The execution, delivery and performance by the Buyer of this Agreement and each Transaction Document to which it is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby (a) do not and will not result in any violation of the applicable organizational documents of the Buyer, (b) do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any material Contract to which the Buyer is a party or by which it is bound or to which its properties are subject, and (c) do not and will not violate any existing applicable Law or Order having jurisdiction over the Buyer in any material respect; provided, however, that no representation or warranty is made in the foregoing clauses (b) or (c) with respect to matters that, individually or in the aggregate, would not have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby;
6.4    Governmental Authorization. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by the Buyer in connection with the execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby, except in connection with applicable filing, notification, waiting period or approval requirements under applicable Antitrust Laws.
6.5    Litigation. There is no Actions pending or to the knowledge of the Buyer, threatened against the Buyer before any Governmental Authority which seeks to prevent the transactions contemplated hereby or that otherwise would reasonably be expected to have a material adverse effect on the Buyer’s ability to effect the transactions contemplated hereby.
6.6    Brokers. No broker, finder or similar intermediary has acted for or on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Buyer or any action taken by the Buyer.
6.7    Financing. Prior to or concurrently with the execution of this Agreement, the Buyer has delivered or is delivering to the Sellers a true and complete copy of the executed equity commitment letters attached hereto as Exhibit D (collectively, the “Equity Commitment Letters”), pursuant to which the party or parties thereto (other than the Buyer) (a) have committed, subject to the terms and conditions thereof, to provide equity financing in the aggregate amount set forth therein (the “Equity Financing”) and (b) named the Sellers as express third party beneficiaries on the terms set forth therein. As of the date hereof, each Equity Commitment Letter has not been amended or modified, the commitments contained therein have not been withdrawn or rescinded, and each of the Equity Commitment Letters is in full force and effect and constitutes the legal, valid and binding obligation of the Buyer and the other parties thereto (except as enforcement may be limited by the Equitable Exceptions). There are no conditions precedent related to the funding of the full amount of the Equity Financing, other than as set forth in or contemplated by the Equity Commitment Letters. There are no side letters or other contracts or arrangements (oral or written) relating to the Equity Financing, other than the Equity Commitment Letters, which would reasonably be expected to prejudice the availability of the Equity Financing. As of the date hereof, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach of, or default by, the Buyer or any other parties thereto under the Equity Commitment Letters. The Buyer is not aware of any fact or occurrence that makes any of the representations or warranties of the Buyer contained in any of the Equity Commitment Letters inaccurate in any material respect, and the Buyer has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it contained in any of the Equity Commitment Letters. Subject to the terms and conditions of each of the Equity Commitment Letters, the aggregate proceeds contemplated by the Equity Commitment Letters, together with other immediately available financial resources of the Buyer at the Closing, including cash and marketable securities of the Buyer on the Closing Date, will be sufficient for the Buyer to consummate the transactions contemplated by this Agreement upon the terms contemplated herein and to pay all related fees and expenses. Notwithstanding anything to the contrary set forth in this Agreement, the parties acknowledge and agree that it shall not be a condition to the obligations of the Buyer to consummate the transactions contemplated by this Agreement or any of the Buyer’s other obligations under this Agreement that the Buyer continue to have access to the Equity Financing or any other materials delivered to the Sellers evidencing the Buyer’s possession of sufficient funds for the transactions contemplated by this Agreement on or prior to the date hereof (i.e., the Buyer’s obligations are not conditioned upon the availability of the Equity Financing).
6.8    Solvency. Immediately after giving effect to the transactions contemplated hereby, assuming the accuracy of the representations and warranties of the Sellers and the Target Entities contained in this Agreement, each of the Buyer, its subsidiaries (including the Target Entities and the Company Subsidiaries) and the Buyer Affiliates shall be solvent and shall (a) be able to pay its debts and obligations as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on their respective businesses. No obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of the Buyer, its subsidiaries or other Affiliates. In connection with the transactions contemplated hereby, the Buyer has not incurred, nor plans to incur, debts which following Closing will be beyond its ability to pay as they become absolute and matured.
6.9    Sufficient Funds. The Buyer will at the Closing have sufficient unrestricted cash on hand or other sources of immediately available funds to enable the Buyer to pay the Purchase Price and consummate the transactions contemplated by this Agreement, and to pay any other amounts payable pursuant to this Agreement, and to pay all of related fees and expenses of the Buyer and the Buyer Affiliates.
6.10    Investment Purpose. The Buyer is purchasing the Target Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities Laws. The Buyer acknowledges that the sale of the Target Shares hereunder has not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities Laws, and that the Target Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.
6.11    Buyer’s Reliance. The Buyer acknowledges that none of the Sellers, the Target Entities or any other Person have made or is making any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Target Shares, the Company, or any Company Subsidiary furnished or made available to the Buyer and its Representatives, except as expressly set forth in Articles 4 and 5 of this Agreement, and except as set forth in this Agreement, none of the Sellers, the Target Entities or any other Person (including any Representative of either of the Sellers and/or the Target Entities) shall have or be subject to any liability to the Buyer, or any other Person, resulting from the Buyer’s use of any information, documents or material made available to the Buyer in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Buyer acknowledges that the Buyer is acquiring the Target Entities and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Articles 4 and 5 of this Agreement. The Buyer acknowledges that, except for the representations and warranties contained in Articles 4 and 5, the Buyer has not relied on any other express or implied representation or warranty or other statement by or on behalf of the Target Entities, or the Sellers or any of their respective Affiliates, including with respect to any pro-forma financial information, financial projections or other forward-looking statements of the Sellers, the Target Entities, or any Company Subsidiary, and the Buyer will make no claim with respect thereto (other than with respect to any breach of a warranty or representation expressly set forth in Articles 4 and 5).
ARTICLE 7

COVENANTS
7.1    Conduct of Business Prior to the Closing. Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Closing Date and the termination of this Agreement in accordance with Article 9, the Target Entities shall, and shall cause each Company Subsidiary to, (i) operate its business in all material respects in the ordinary course of business consistent with past practice, including with respect to marketing spend, and (ii) not undertake any of the following actions without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)    amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;
(b)    (i) issue, sell, transfer, dispose of or encumber its Equity Interests, (ii) redeem, purchase or otherwise acquire any of its Equity Interests, or (iii) effect any recapitalization, reclassification, stock split, reverse stock split or like change in capitalization;
(c)    sell, transfer, lease, license, sublicense, or otherwise dispose of any property or assets having a value in excess of $25,000, other than in the ordinary course of business;
(d)    (i) incur, forgive, guarantee or modify any Indebtedness, or (ii) make any loans or advances, in each case other than in the ordinary course of business;
(e)    except in the ordinary course of business, enter into, make any material amendments or terminate any Material Contract or any Insurance Policy;
(f)    hire any new employee or any independent contractor or consultant providing employment type services, except for any such Persons having an annual base salary of less than $100,000;
(g)    except to the extent required by Contract, this Agreement or applicable Law, adopt, amend or terminate any Company Plan or adopt, amend or terminate any employment agreement for an employee whose base salary is at least $100,000;
(h)    except to the extent required by Contract or applicable Law, enter into, adopt, amend, or terminate any collective bargaining agreement, works council agreement, trade union agreement, employee representation agreement, or similar agreement or arrangement;
(i)    except to the extent required by Contract, a Company Plan, or applicable Law grant, increase the rate or terms of, or accelerate the timing or vesting of any compensation, fees, benefits, or other payments to any current or former employee, independent contractor, consultant or temporary employee;
(j)    make any material change to its accounting (including Tax accounting) methods, principles or practices, except as required by Law or GAAP; or
(k)    enter into any Contract to do any of the foregoing.
7.2    Access to Information.
(a)    During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article 9, the Target Entities shall, and shall cause each Company Subsidiary to (i) provide the Buyer and its authorized Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to the personnel, assets, properties, and Books and Records of the Target Entities and the Company Subsidiaries and to allow the Buyer to correspond with Damien Guillobez, Rubina Meunièr, Ludovic de Sereys, Bill Godfrey, Alan Cahill, Gernot Trebsche, Louis Cisti, Tove Fritzell, Michael Sakellaris, Bill Yerby, and Christine Vidart, and (ii) furnish the Buyer and its authorized Representatives with such information and data concerning the Target Entities, and the Company Subsidiaries as the Buyer may reasonably request (including the preparation of internal monthly forecasts and management accounts which shall, so far as lawfully able, be shared with the Buyer as soon as reasonably practical following the production of such); provided, however, that (A) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Target Entities, or any Company Subsidiary, (B) neither the Target Entities, nor any Company Subsidiary shall be required to provide any (1) access or information that would result in violation of any applicable Laws, or (2) information the disclosure of which would jeopardize any applicable privilege (including attorney client privilege) applicable to the Sellers, the Target Entities and any Company Subsidiary or their respective Affiliates, and (C) the Buyer shall not conduct any sampling, testing or other intrusive indoor or outdoor investigation at or in connection with the Leased Real Property without the Company’s prior written consent. Prior to Closing, the Buyer shall not, and shall cause its Affiliates and their respective Representatives not to, contact any officer, employee (excluding Damien Guillobez, Rubina Meunièr, Ludovic de Sereys, Bill Godfrey, Alan Cahill, Gernot Trebsche, Louis Cisti, Tove Fritzell, Michael Sakellaris, Bill Yerby, and Christine Vidart), agent, customer, supplier or any other Person having any business relationship with the Target Entities or any Company Subsidiary, except with the approval of the Sellers.
(b)    Any information provided to or obtained by the Buyer or its authorized Representatives pursuant to Section 7.2(a) above shall be “Confidential Information” (“Confidential Information”) as defined in the Confidentiality Agreement, dated as of March 13, 2018, by and between the Seller Guarantor and A&M Capital Advisors, LLC (the “Confidentiality Agreement”), and shall be held by the Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. In the event of the termination of this Agreement for any reason prior to the Closing, the Buyer shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all Confidential Information.
7.3    Filings and Authorizations; Consummation.
(a)    Each of the parties hereto shall, if required by applicable Law, no later than ten (10) Business Days, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to any Antitrust Law. The Buyer acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees associated with such filings.
(b)    Each of the parties hereto, as promptly as practicable, shall make, or cause to be made, all other filings and submissions under Laws applicable to it, or to its Subsidiaries and Affiliates, as may be required for it to consummate the transactions contemplated herein and use its commercially reasonable efforts (which shall not require any party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other authorizations, approvals, consents and waivers from all Persons and Governmental Authorities necessary to be obtained by it, or its Subsidiaries or Affiliates, in order for it to consummate such transactions. The parties hereto acknowledge that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to Contracts to which the Target Entities or a Company Subsidiary is a party and that may not be obtained prior to the Closing.
(c)    The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in paragraphs (a) and (b) above. The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing; provided, however, that the parties hereby agree that any commercially sensitive information may be shared on a counsel to counsel basis only.
(d)    Notwithstanding anything to the contrary in this Agreement, if any Order is made or any Action is threatened or instituted challenging any of the transactions contemplated by this Agreement as violating any Antitrust Law, Buyer shall, and shall cause its Affiliates to, take any and all such action (including: (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by Order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Buyer or its Affiliates, or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Buyer or its Affiliates or of the Target Entities, any Company Subsidiary or their respective affiliates) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its Affiliates; (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its Affiliates; (iv) entering or offering to enter into agreements and stipulating to the entry of an Order or filing appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (i) through (iii); or (v) defending, contesting or otherwise resisting any Action or Order by any Governmental Authority or private party, challenging the transactions contemplated hereby) as may be required (x) by the applicable Governmental Authority (including the Antitrust Division of the United States Department of Justice or the Federal Trade Commission) in order to resolve such objections as such Governmental Authority may have to such transactions under such Antitrust Law or (y) by any domestic or foreign court or similar tribunal, in any action brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violating any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that has the effect of delaying or preventing the consummation of the transactions contemplated by this Agreement. It shall not be deemed a failure to satisfy the conditions specified in Section 8.1(c) or Section 8.2(c), if in any suit brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violating any Antitrust Law, a court enters or the applicable Governmental Authority makes an Order permitting the transactions contemplated by this Agreement, but requiring that any of the businesses, product lines or assets of any of Buyer or its Affiliates or of the Target Entities, the Company Subsidiaries or their respective Affiliates be divested or held separate by Buyer, or that would otherwise limit Buyer’s freedom of action with respect to, or its ability to retain, the Target Entities and the Company Subsidiaries or any portion thereof or any of Buyer’s or its Affiliates’ other assets or businesses.
(e)    Each party hereto shall promptly inform the other parties of any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding any of the transactions contemplated by this Agreement, to the extent informing the other party is consistent with applicable Law and would not result in a waiver of any applicable privilege. If any party hereto or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, to the extent such response is consistent with applicable Law and would not result in a waiver of any applicable privilege. Buyer will advise the Target Entities promptly in respect of any understandings, undertakings or agreements (oral or written) which Buyer proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement, and give the Target Entities the opportunity to attend and participate at any meetings with respect thereto.
7.4    Efforts to Close. Subject to Section 7.3, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate actions, to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, and to satisfy the conditions set forth in Article 8 as promptly as practicable and in no event later than the Termination Date.
7.5    Exclusive Dealing. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Article 9, the Sellers shall not, and shall cause each of the Target Entities and the Company Subsidiaries, its other Affiliates and their respective Representatives not to, directly or indirectly, (a) (i) initiate, solicit or encourage (including by way of furnishing non-public information or assistance) the submission of any proposals or offers with respect to, (ii) participate in any discussions or negotiations regarding or relating to, or (iii) enter into any confidentiality agreement, letter of intent or any other agreement with any third party relating to, any direct or indirect acquisition of all or substantially all of the assets of the Target Entities or the Company Subsidiaries or any Equity Interests, or an acquisition of the Target Entities or any Company Subsidiary by merger, amalgamation, consolidation, business combination, liquidation, other extraordinary transaction or otherwise (each of the foregoing transactions, an “Acquisition Transaction”), or (b) assist any third party in preparing or soliciting an offer relating in any way to an Acquisition Transaction (in each case other than with respect to the transactions contemplated by this Agreement).
7.6    Public Announcements. No party to this Agreement will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from (a) issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by applicable Law or stock exchange requirements, or (b) disclosing any information that is reasonably required to be disclosed in confidence to a party’s and its Affiliates’ respective directors, officers, employees, professional advisers, current and potential investors and other Representatives; provided, further, however, that such party shall be responsible for any breach of the terms hereof by any such Persons. Further, the Sellers shall procure that Bushnell Outdoor Products SAS shall notify the representatives of the Works Council about the date hereof and the transactions contemplated hereby (including the identity of the Buyer and the private equity owner of the Buyer) prior to issuing or causing the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby.
7.7    Bonds; Letters of Credit. The Buyer shall use its commercially reasonable efforts to, or cause the Buyer Affiliates to, replace with effect from (and conditional upon) the Closing the (a) bonds and other forms of credit support, including any letters of credits and guarantees, and (b) deposits, in each case for the benefit of the Target Entities or the Company Subsidiaries, that are set forth on Schedule 7.7 and, if so requested, the Buyer shall post such credit support as is reasonably satisfactory to the beneficiary thereof. If the Buyer does not replace any such bond or other form of credit support or deposit at or prior to the Closing, then the Buyer shall, as soon as reasonably practicable replace such bonds, credit support or deposits after the Closing (together with any additional bonds, credit support or deposits identified by the Sellers for which notice is provided to the Buyer following the Closing) and shall indemnify and hold harmless the Sellers and/or its Affiliates who are identified in Schedule 7.7, from any and all Losses incurred by such Person under such instruments following the Closing; provided, however, that no such indemnification shall be available for any Losses caused by the acts or omissions of any member of the Seller Group.
7.8    Retention of Books and Records. For seven (7) years following the Closing Date, unless acting with the prior written consent of the Sellers, the Buyer shall not, and shall cause the Target Entities, the Company Subsidiaries and the Buyer Affiliates not to, destroy or otherwise dispose of its books, records, files, designs, specifications, customer lists, supplier lists, information, reports, correspondence, literature and other sales material, computer software, and other data and similar materials relating to the operation of the Target Entities, and/or the Company Subsidiaries prior to the Closing (all such materials, the “Books and Records”) without first offering a right of access to the Books and Records which are intended to be destroyed or disposed of to the Sellers. During the period prior to destruction or disposal, the Buyer shall allow the counsel, accountants, and other Representatives of the Sellers and the Sellers’ Affiliates access to such Books and Records (with the related right of examination and duplication) for the purposes of preparing tax returns and complying with law upon reasonable request by the Sellers and during normal business hours; provided, however, that (A) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Target Entities or any Company Subsidiary, and (B) neither any Target Entity, nor any Company Subsidiary shall be required to provide any (1) access or information that would result in the violation of any applicable Laws, (2) information the disclosure of which would jeopardize an applicable privilege (including attorney-client privilege) applicable to the any of the Target Entities or any Company Subsidiary or any Buyer Affiliate or

(3) information the disclosure of which would, or would reasonably be expected to have a Material Adverse Effect on the Target Entities or, any Company Subsidiary or their respective businesses.
7.9    Employee Matters. At least three (3) days prior to the Closing Date, the Sellers shall provide Buyer with a list of all employees of the Target Entities or the Company Subsidiaries terminated by the Target Entities or the Company Subsidiaries within the ninety (90) days preceding the Closing Date.
7.10    Tax Matters.
(a)    Preparation and Filing of Pre-Closing Period Tax Returns of the Target Entities and Company Subsidiaries.
(i)    The Buyer shall prepare (or cause to be prepared), at the Buyer’s sole cost and expense (except that the Sellers shall be responsible for reasonable out-of-pocket third-party costs for Pre-Closing Period Tax Returns), all Pre-Closing Period Tax Returns (excluding, for the avoidance of doubt, amendments or amended Tax Returns) required to be filed by each of the Target Entities and the Company Subsidiaries with an initial Due Date after the Closing Date. All such Tax Returns shall be prepared by the Buyer in a manner consistent with the prior practice of the applicable Target Entity or Company Subsidiary (as the case may be), except as required by applicable Law. The Buyer shall deliver (or cause to be delivered) drafts of all such Pre-Closing Period Tax Returns (save that there shall be no requirement for the Buyer to deliver any such returns which relate to property Taxes, employment Taxes or sales and use Taxes), to the Sellers for Sellers’ review at least thirty (30) days prior to the Due Date of any such Pre-Closing Period Tax Return, provided, however, that no failure or delay of the Buyer in providing any Pre-Closing Period Tax Returns for the Sellers to review shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement except to the extent the Sellers are actually prejudiced by such delay or failure; provided, further that such Pre-Closing Period Tax Returns (excluding any such returns which relate to property Taxes, employment Taxes or sales and use Taxes) shall be subject to the Sellers’ review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained herein, all Tax Returns shall be prepared in such a manner so that any Tax deductions or other Tax benefits attributable to any compensation or similar payments associated with the transactions contemplated by this Agreement or other fees, costs and expenses incurred by, paid by, to be incurred by or to be paid by the Target Entities or Company Subsidiaries in connection with the transactions contemplated by this Agreement are reflected in the Pre-Closing Period Tax Return to the extent consistent with applicable Law. If the Sellers dispute any item on such Pre-Closing Period Tax Return, Sellers shall notify the Buyer (by written notice within fifteen (15) days of receipt of such draft of such Pre-Closing Period Tax Return) of such disputed item (or items) and the basis for its objection. The Buyer and the Sellers shall act in good faith to resolve any dispute prior to the Due Date of any such Pre-Closing Period Tax Return, and if the parties agree on such Pre-Closing Period Tax Return, then the parties shall file or cause to be filed the applicable Tax Return in such agreed-upon manner. If the Buyer and the Sellers cannot resolve any disputed item, the item in question shall be resolved by the Accounting Firm as promptly as practicable, whose determination shall be final and conclusive for purposes of this Section 7.10(a). The fees and expenses of the Accounting Firm shall be paid fifty percent (50%) by the Buyer and fifty percent (50%) by the Sellers. Notwithstanding the foregoing, in the event that the Accounting Firm has not resolved the dispute by an applicable Due Date, the parties shall file or cause to be filed, the applicable Tax Return in such manner as the Sellers reasonably determine under applicable Law, and the parties shall amend such Tax Returns to the extent necessary to conform to the Accounting Firm’s final determination.
(ii)    Notwithstanding the foregoing, Sellers shall be responsible for preparing and filing any Tax Returns required to be filed by the parent of any Seller Affiliated Group.
(b)    Preparation and Filing of Straddle Period Tax Returns of the Target Entities and Company Subsidiaries. The Buyer shall prepare, (or cause to be prepared,) at the Buyer’s sole cost and expense, all Straddle Period Tax Returns (excluding, for the avoidance of doubt, amendments or amended Tax Returns) required to be filed by each of the Target Entities and the Company Subsidiaries. All such Straddle Period Tax Returns shall be prepared and filed in a manner that is consistent with the prior practice of the applicable Target Entity or Company Subsidiary (as the case may be), except as required by applicable Law. The Buyer shall deliver or cause to be delivered drafts of each Straddle Period Tax Return to the Sellers for review at least thirty (30) days prior to the Due Date of such Straddle Period Tax Return and shall notify the Sellers in writing of Buyer’s calculation of the Sellers’ share of the Taxes of such Target Entity or Company Subsidiary relating to such Straddle Period (determined in accordance with Section 7.10(c)); provided, however, that no failure or delay of the Buyer in providing any Straddle Period Tax Returns for the Sellers to review shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement except to the extent the Sellers are actually prejudiced by such delay or failure; provided, further that such draft of such Straddle Period Tax Return and the calculation of the Sellers’ share of the Tax liability for such Straddle Period (determined in accordance with Section 7.10(c)) shall be subject to the Sellers’ review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. If the Sellers dispute any item on such Straddle Period Tax Return and/or the calculation of Sellers’ share of the liability for Taxes for such Straddle Period, it shall notify the Buyer (by written notice within fifteen (15) days of receipt of the later of Sellers’ receipt of such draft of such Straddle Period Tax Return or written notice relating to Buyer’s calculation of Sellers’ share of the Taxes of the applicable Target Entity or Company Subsidiary relating to such Straddle Period) of such disputed item (or items) and the basis for its objection. If the Sellers do not object by written notice within such period, the amount of Taxes shown to be due and payable on such Straddle Period Tax Return and the Buyer’s calculation of the Sellers’ share of the Taxes of the Target Entities or the Company Subsidiaries, as the case may be, relating to such Straddle Period (determined in accordance with Section 7.10(c)) shall be deemed to be accepted and agreed upon, and final and conclusive, for purposes of this Section 7.10(b). The Buyer and the Sellers shall act in good faith to resolve any dispute prior to the Due Date of any such Straddle Period Tax Return. If the Buyer and the Sellers cannot resolve any disputed item, the item in question shall be resolved by the Accounting Firm as promptly as practicable, whose determination shall be final and conclusive for purposes of this Section 7.10(b). The fees and expenses of the Accounting Firm shall be paid fifty percent (50%) by the Buyer and fifty percent (50%) by the Sellers. Notwithstanding the foregoing, in the event that the Accounting Firm has not resolved the dispute by an applicable Due Date, the parties shall file or cause to be filed, the applicable Tax Return in such manner as the Sellers reasonably determine under applicable Law, and the parties shall amend such Tax Returns to the extent necessary to conform to the Accounting Firm’s final determination.
(c)    Allocation of Taxes relating to Straddle Periods. For purposes of Section 7.10(b) or otherwise pursuant to this Agreement, whenever it is necessary to determine the Liability for Taxes for a Straddle Period relating to:
(i)    Taxes (A) based on the income or receipts of any Target Entity or Company Subsidiary for a Straddle Period, (B) imposed in connection with any sale or other transfer or assignment of property (including sales, use and transfer Taxes), other than Transfer Taxes described in Section 7.10(d), for a Straddle Period, or (C) withholding and employment Taxes, the determination of the Taxes of the Target Entity or Company Subsidiary for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Target Entities and Company Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods based on a “closing of the books basis” by assuming that the books of the Target Entities and the Company Subsidiaries were closed at the close of the Closing Date, provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for amortization and depreciation, shall be apportioned between such two taxable years or periods on a daily basis (notwithstanding that such exemptions, allowances or deductions may under applicable Law be determined solely at the end of the taxable period);
(ii)    Interest or penalties included in Taxes shall be treated as attributable to a Pre-Closing Period (or the portion of the Straddle Period ending on the Closing Date) to the extent relating to a Tax for a Pre-Closing Period (or portion of a Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date;
(iii)    Taxes imposed on any Target Entity or Company Subsidiary or any other Buyer Indemnitees as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books) shall be treated as Taxes of the Target Entity or Company Subsidiary for a Pre-Closing Period; and
(iv)    Taxes of the Target Entities and Company Subsidiaries not described in Section 7.10(c)(i) for a Straddle Period (e.g., such as real property or other ad valorem Taxes), the determination of the Taxes of the Target Entities and Company Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by allocating to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period before and ending on (and including) the Closing Date, on the one hand, and the number of days in the Straddle Period beginning and ending after the Closing Date, on the other hand.
Notwithstanding anything to the contrary contained in this Agreement, (x) all transactions that occur on the Closing Date but after the Closing and that are not in the ordinary course of business of the Target Entities or Company Subsidiaries shall be considered to be attributable to the period that commences on the day following the Closing Date, and (y) all Tax Returns shall be prepared in such a manner so that any Tax deductions or other Tax benefits attributable to any compensation or similar payments associated with the transactions contemplated by this Agreement or other fees, costs and expenses incurred by, paid by, to be incurred by or to be paid by the Target Entities or Company Subsidiaries in connection with the transactions contemplated by this Agreement are reflected in the portion of the Straddle Period ending on the close of the Closing Date to the extent consistent with applicable Law.
(d)    Transfer Taxes. The Sellers, on one hand, and the Buyer, on the other hand, shall be responsible for, and shall pay when due, fifty percent (50%) of any and all sales, use, transfer, real property transfer or gains tax, stamp tax, stock transfer tax, or other similar Tax imposed on any of the Target Entities or Company Subsidiaries or the Sellers or the Buyer as a result of the transactions contemplated by this Agreement and any penalties or interest (or addition to Tax) with respect to such Taxes (collectively, “Transfer Taxes”), regardless of the Person liable for such Transfer Taxes under applicable Law. The Buyer shall file (or cause to be filed) all Tax Returns with respect to Transfer Taxes and the Sellers agree to cooperate with the Buyer, the Target Entities, Company Subsidiaries and their respective Affiliates in the filing of any such Tax Returns, including promptly supplying any information in their possession that is reasonably necessary to complete such Tax Returns or applying for or providing information relating to any applicable exemption under local Law. For the avoidance of doubt, Transfer Taxes shall not include any Taxes relating to the Restructuring.
(e)    Tax Refunds.
(i)    Subject to Section 7.10(e)(iv), Any refunds of Taxes, plus any interest attributable thereto, that are received by the Buyer (or its Affiliates) or any of the Target Entities or Company Subsidiaries that are related to Pre‑Closing Periods or Straddle Periods of the Target Entities or the Company Subsidiaries (such refund for a Straddle Period to be allocated in accordance with the principles of Section 7.10(c)), shall be for the sole account of the Sellers. For purposes of this Section 7.10(e), each of the Target Entities and Company Subsidiaries shall be deemed to have received a refund of Taxes to the extent that such Target Entity or Company Subsidiary elects to apply such refund, which it would otherwise have been entitled to receive, to offset or reduce Taxes relating to any Post-Closing Period or with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date (determined in accordance with the principles of Section 7.10(c)). The Buyer shall, and shall cause each of the Target Entities and Company Subsidiaries, to cooperate with the Sellers in obtaining refunds of the Target Entities and the Company Subsidiaries relating to Pre-Closing Periods and Straddle Periods (including through amendment of Tax Returns) for which Sellers will reimburse Buyer for any reasonable out-of-pocket third party costs.
(ii)    To the extent that the Buyer (or its Affiliates) or any of the Target Entities or Company Subsidiaries receives (or is deemed to receive pursuant to this Section 10.7(e)) a refund that is for the benefit of the Sellers, the Buyer shall pay to the Sellers the amount of such refund (without interest other than interest received from the Governmental Authority), net of (x) any Taxes related to the receipt of such refund (including any Taxes that would be imposed on a distribution of any portion of such refund to the Buyer); and (y) any reasonable out-of-pocket expenses that the Buyer or any Target Entity or Company Subsidiary or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest). The net amount due to the Sellers shall be payable ten (10) days after receipt of the refund from the applicable Governmental Authority (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii)    With respect to any Straddle Period Tax Return (and without duplication of any refunds to be paid pursuant to Section 10.7(e)), the Buyer shall promptly notify Seller of, and the Buyer shall pay (or cause to be paid) to the Seller promptly after such Straddle Period Tax Return is filed, an amount equal to the excess, if any, of (x) the aggregate amount of cash deposited with (or prepaid to) a Tax authority by a Target Entity or Company Subsidiary (as the case may be) on or prior to the Closing Date with respect to such Straddle Period Tax Return over (y) such Target Entity’s or Company Subsidiary’s share of the Taxes of such Target Entity or Company Subsidiary for such Straddle Period (ignoring the amount of such cash deposits and prepayments that have been made on or prior to the Closing Date) (as determined pursuant to Section 7.10(c)), provided, however, that the Buyer will not have any obligation to Seller pursuant to this Section 7.10(c) to the extent such excess was included in the computation of Final Working Capital or Final Closing Indebtedness, each as finally determined.
(iv)    Nothing in this Section 7.10(e) shall require that the Buyer make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of the Buyer, the Target Entities and the Company Subsidiaries) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Period (or portion of any Straddle Period beginning after the Closing Date); (B) any refund for Tax to the extent the reflected as a current asset (or offset to a current liability) on the Final Working Capital, as finally determined; (C) any refund of Tax for a Pre-Closing Period or Straddle Period of the Target Entities or Company Subsidiaries which Tax is paid after the Closing Date by any of the Buyer, the Target Entities or the Company Subsidiaries, to the extent Sellers did not previously indemnify Buyer for such Tax pursuant to Section 10.2; (D) any refund for Tax that gives rise to a payment obligation by any Target Entity or Company Subsidiary to any Person under applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by the Target Entity or Company Subsidiary on or prior to the Closing

Date; or (E) any refund for Tax to the extent Buyer has made a payment to Sellers with respect to such Tax under Section 7.10(j).
(f)    Cooperation.
(i)    The Sellers and the Buyer shall, and shall cause their respective Affiliates to (including with respect to the Buyer after the Closing, the Target Entities and the Company Subsidiaries) reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives to reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary, in connection with all Pre-Closing Periods and Straddle Periods and in resolving in good faith all disputes and audits with respect to all such taxable periods relating to Taxes. Buyer recognizes that the Sellers may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Target Entities and the Company Subsidiaries to the extent such records and information pertain to events relating to Pre-Closing Periods or Straddle Periods; therefore, notwithstanding anything to the contrary contained in this Agreement (but subject to Section 7.10(f)(ii))), the Buyer agrees that from and after the Closing Date, the Buyer and its Affiliates shall, and shall cause each of the Target Entities and Company Subsidiaries, their Affiliates and successors to retain and maintain such records and information until the later of (i) seven (7) years following the Closing Date and (ii) the applicable statute of limitations with respect to the Tax for which such records or information relate; and allow the Sellers (and the agents and Representatives of the Sellers) to inspect, review and make copies of such records and information as the Sellers or Sellers’ agents and Representatives of the Sellers may deem necessary or appropriate from time to time. The Sellers recognize that the Buyer may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Seller Group to the extent such records and information relate to the Target Entities and/or any Company Subsidiaries and pertain to events relating to Pre-Closing Periods or Straddle Periods; therefore, notwithstanding anything to the contrary contained in this Agreement, the Sellers agree that from and after the Closing Date, the Sellers and their Affiliates shall retain and maintain such records and information until the later of (i) seven (7) years following the Closing Date and (ii) the applicable statute of limitations with respect to the Tax for which such records or information relate; and allow the Buyer (and the agents and Representatives of the Buyer) to inspect, review and make copies of such records and information as the Buyer or Buyer’s agents and Representatives of the Buyer may deem necessary or appropriate from time to time.
(ii)    Notwithstanding anything to the contrary contained in this Agreement, none of the Buyer or any of its Affiliates (including after the Closing any of the Target Entities or Company Subsidiaries) shall have the right to receive or obtain any information relating to Taxes or Tax Returns of the Sellers or any of their Affiliates (or any of its predecessors) other than information relating solely to the Target Entities and Company Subsidiaries. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement: (i) Section 7.10(a) and Section 7.10(b) shall not apply to any Tax Returns required to be filed by any Person other than a Target Entity or Company

Subsidiary (including any affiliated, combined, unitary or similar group of which Vista Outdoor, Inc. or any of its Affiliates (other than a Target Entity or Company Subsidiary)) is the common parent and (ii) Section 7.10(g) shall not apply to any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, examination or other administrative or court proceeding with respect to Taxes of any Person other than a Target Entity or Company Subsidiary (including any affiliated, combined, unitary or similar group of which Vista Outdoor, Inc. or any of its Affiliates (other than a Target Entity or Company Subsidiary)) is the common parent.
(iii)    Tax Package. With respect to any income Tax Return required to be filed by an affiliated or similar group of which Sellers (or its Affiliates other than a Target Entity or Company Subsidiary) is the common parent and any Target Entity or Company Subsidiary was a member, Buyer, if so requested by the Sellers, shall (for which Buyer shall be reimbursed by Sellers for reasonable out-of-pocket third party costs) promptly (but in no event later than 120 following the Closing Date) cause the Target Entities and Company Subsidiaries to prepare and provide to the Sellers a package of Tax information materials, which shall be completed in accordance with the past practice of the Target Entities and Company Subsidiaries as to providing the information, schedules and work papers and as to the method of computation of separate taxable income or other relevant measure of income of the Target Entities and Company Subsidiaries.
(g)    Tax Contests.
(i)    Buyer shall deliver a written notice to the Sellers promptly following any audit, demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, examination or other administrative or court proceeding with respect to Taxes of any Target Entity or Company Subsidiary for which the Sellers may be liable pursuant to this Agreement (“Tax Contest”) and shall describe in reasonable detail (to the extent known by the Buyer or its Affiliates, any Target Entity or Company Subsidiary) the facts constituting the basis for such Tax Contest, the nature of the relief sought, and the amount of the claimed Losses, if any (the “Tax Claim Notice”). No failure or delay of the Buyer in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement except to the extent the Sellers are prejudiced or damaged by any such failure or delay.
(ii)    With respect to any and all Tax Contests relating solely to a Pre-Closing Period, the Sellers may elect to assume and control the defense of such Tax Contest by written notice to the Buyer within sixty (60) days after delivery by the Buyer to the Sellers of the Tax Claim Notice. If the Sellers elect to assume and control the defense of such Tax Contest, the Sellers shall (A) bear their own costs and expenses, (B) be entitled to engage their own counsel, (C) control such Tax Contest in any permissible manner and in good faith, and the Buyer shall (and shall cause its Affiliates including any Target Entity or Company Subsidiary) to cooperate with the Sellers in pursuing such Tax Contest (including by providing appropriate powers of attorney and executing any and all agreements, instruments and other documents that are necessary or appropriate in connection with the settlement or compromise of any such Tax Contest). If the Sellers elect to assume the defense of any Tax Contest, the Sellers shall (x) keep the Buyer reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Buyer of any related correspondence and shall provide the Buyer with an opportunity to review and comment on any material correspondence before the Sellers send such correspondence to any Taxing Authority), (y) consult with the Buyer in connection with the defense and prosecution of such Tax Contest, and (z) provide such cooperation and information as the Buyer shall reasonably request to such Tax Contest, and the Buyer shall have the right to participate in (but not control) the defense of such Tax Contest at its own cost and expense (including participating in any material discussions with the applicable Taxing Authorities relating to such Tax Contest). Notwithstanding the foregoing, the Sellers shall not settle or compromise any Tax Contest without the consent of the Buyer which consent shall not be unreasonably withheld, conditioned or delayed.
(iii)    In connection with any Tax Contest relating to a Pre-Closing Period that the Sellers do not elect to control pursuant to Section 7.10(g)(ii), or with respect to any Straddle Period, such Tax Contest shall be controlled by the Buyer, at its own cost and expense, provided, however, that Sellers shall be responsible for all reasonable out-of-pocket costs and expenses of the Buyer relating to any Tax Contest for a Pre-Closing Period that is controlled by Buyer pursuant to this Section 7.10(g)(iii) and fifty (50) percent of all reasonable out-of-pocket costs and expenses of the Buyer relating to any Tax Contest for a Straddle Period, and the Sellers agree to cooperate with Buyer in pursuing such Tax Contest, provided, however, that none of Buyer or its Affiliates (including any Target Entity or Company Subsidiary) shall enter into any settlement or compromise with respect to any such Tax Contest without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. In connection with any Tax Contest that is described in this Section 7.10(g)(iii) and controlled by the Buyer, the Buyer shall (x) keep the Sellers reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Sellers of any related correspondence and shall provide the Sellers with an opportunity to review and comment on any material correspondence before the Buyer sends such correspondence to any Taxing Authority), (y) consult with the Sellers in connection with the defense and prosecution of such Tax Contest, and (z) provide such cooperation and information as the Sellers shall reasonably request to such Tax Contest and, at its own cost and expense, the Sellers shall have the right to participate in (but not control) the defense of such Tax Contest (including participating in any material discussions with the applicable Taxing Authorities relating to such Tax Contest).
(iv)    Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 7.10(g) (and not Section 10.5).
(v)    Notwithstanding the foregoing, Sellers shall control any claim, suit, action, litigation, or proceeding (including any Tax audit) of any Tax or Tax Return of any Seller Affiliated Group.

(h)    Limitation on Actions. Except to the extent Buyer is expressly entitled to do so pursuant to any other applicable subsection of this Section 7.10 or to the extent otherwise required by applicable Law, the Buyer shall not (and shall not permit its Affiliates, including the Target Entities and Company Subsidiaries to), in respect of any Pre-Closing Period of the Target Entities and Company Subsidiaries (or in respect of any Straddle Period of the Target Entities and Company Subsidiaries, subject to the consent of Sellers, which consent shall not be unreasonably withheld, in respect of such Straddle Periods): (i) make, revoke or amend any election relating to Taxes, including making any election under Code Section 338 or pursuant to Treasury Regulation Section 301.7701-3 with an effective date earlier than two (2) days after the Closing Date, (ii) file Tax Returns, including in any jurisdiction where Tax Returns have not been historically filed, (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency, (iv) enter into any closing or similar agreement, (v) settle or compromise any Tax Contest, (vi) make or change any election or change any method of accounting or adopt any convention with respect to Taxes that shifts taxable income from a taxable period (or portion of any taxable period) beginning (or deemed to begin) after the Closing Date to a taxable period (or portion of any taxable period) beginning (or deemed to begin) before the Closing Date or shifts deductions or Losses from a taxable period (or portion of any taxable period) that begins (or is deemed to begin) before the Closing Date to a taxable period beginning (or deemed to begin) after the Closing Date, (vii) surrender any right to claim a refund of Taxes, (viii) unilaterally initiate discussions or examinations with any Taxing Authority with respect to Taxes that would reasonably be expected to result in any increase in Tax liability (or a reduction in a Tax refund) in respect of any Pre-Closing Period or Straddle Period of any Target Entity or Company Subsidiary (or the Sellers or their Affiliates), (ix) make any voluntary disclosure involving Taxes, (x) amend, modify, otherwise refile, or cause to be amended, modified or otherwise refiled, any Tax Returns, or (xi) take any action after the Closing (other than any action after the Closing on the Closing Date that is in the ordinary course of business) that would reasonably be expected to result in any increase in Tax liability (or a reduction in a Tax refund) in respect of any Pre-Closing Period or Straddle Period of any Target Entity or Company Subsidiary (or the Sellers or their Affiliates).
(i)    Termination of Tax Sharing Agreements. Effective as of the Closing, any and all Tax Sharing Agreements between any of the Sellers and/or any of its Affiliates (other than any of the Target Entities or Company Subsidiaries), on the one hand, and any of the Target Entities or Company Subsidiaries, on the other hand, shall be terminated and shall have no further effect, and thereafter each of the Target Entities and Company Subsidiaries shall not be bound thereby or have any liability thereunder.
(j)    Over Accrual of Taxes.
(i)    General. As promptly as is practicable after the final resolution of the adjustments provided pursuant to Section 2.3, the Buyer and the Sellers shall jointly prepare a schedule (the “Tax Matters Schedule”) that sets forth: (A) the amount of each Income Tax (on a Tax by Tax basis) included in the computation of Final Closing Indebtedness that is related to a Pre-Closing Period; (B) the amount of each Income Tax (on a Tax by Tax basis) included in the computation of Final Closing Indebtedness related to the portion of a Straddle Period ending on the Closing Date; (C) the amount of each Tax (on a Tax by Tax basis)

included in the computation of Final Working Capital or Final Transaction Expenses related to a Pre-Closing Period; and (D) the amount of each Tax (on a Tax by Tax basis) included in the computation of Final Working Capital or Final Transaction Expenses related to a Straddle Period.
(ii)    No later than ten (10) days after the filing of a Pre-Closing Period Tax Return relating to Income Taxes pursuant to Section 7.10(a), the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the amount of Income Taxes included in the computation of Final Closing Indebtedness that is related to such Pre-Closing Period Tax Return (determined pursuant to the Tax Matters Schedule) over (y) the amount of Income Taxes reflected on such Pre-Closing Period Tax Return that was due and payable.
(iii)    No later than ten (10) days after the filing of a Straddle Period Tax Return relating to Income Taxes pursuant to Section 7.10(b), the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the amount of Income Taxes included in the computation of Final Closing Indebtedness that is related to such Straddle Period Tax Return (determined pursuant to the Tax Matters Schedule) over (y) Sellers’ share of the Income Taxes related to such Straddle Period Tax Return (determined in accordance with Section 7.10(c)).
(iv)    No later than ten (10) days after the filing of the last Tax Return related to Taxes that were included in Final Working Capital and Final Transaction Expenses, the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the aggregate amount of Taxes included in Final Working Capital and Final Transaction Expenses that are related to such Pre-Closing Period Tax Returns and Straddle Period Tax Returns (determined pursuant to the Tax Matters Schedule) over (y) the aggregate amount of Taxes for which Sellers were responsible pursuant to this Agreement (determined, in the case of a Straddle Period, in accordance with Section 7.10(c)).
(v)    Cooperation. The Sellers and the Buyer shall, and shall cause their respective Affiliates to, including with respect to the Buyer after the Closing, the Target Entities and the Company Subsidiaries), reasonably cooperate, and to cause their respective Affiliates, officers, employees, agents, officers and Representatives to reasonably cooperate, in connection with the determination and calculation of amounts, if any, payable by Buyer to Sellers pursuant to this Section 7.10(j).
7.11    Director and Officer Indemnification.
(a)    From and after the Closing, the Buyer shall, and shall cause the Target Entities, and each Company Subsidiary to, (i) indemnify, exculpate, defend and hold harmless, all of their respective past and present directors, managers, officers, members, employees and agents (in all of their capacities) of the Target Entities, or any Company Subsidiary (collectively, together with their respective heirs, executors or administrators, the “D&O Indemnified Parties”) against any and all Losses incurred (including reasonable attorneys’ fees and expenses) in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such D&O Indemnified Party is or was a director, manager, officer, member, employee or agent of the Target Entities or any Company Subsidiary or is or was serving at the request of the Target Entities, or a Company Subsidiary as a director, manager, officer, member, employee or agent of any other Person whether asserted or claimed before, at or after the Closing (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the D&O Indemnified Parties (within 10 days of receipt by the Buyer, the Target Entities, or a Company Subsidiary from a D&O Indemnified Party of a request therefor), in all such cases to the greatest extent that such Persons are indemnified or have the right to advancement of expenses immediately prior to the date hereof by the Target Entities, or a Company Subsidiary pursuant to its certificate of incorporation, bylaws, other comparable organizational documents and indemnification agreements, if any, in existence immediately prior to the Closing, and (ii) subject to the limitations set forth in clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect the provisions regarding elimination of liability of directors, managers, officers, members, employees or agents, and indemnification of and advancement of expenses to directors, managers, officers, members and employees contained in the certificates of incorporation, bylaws and other comparable organizational documents of the Target Entities, and the Company Subsidiaries as in effect immediately prior to the date hereof.
(b)    For a period of not less than six (6) years from the Closing Date, the Buyer shall either: (i) cause the Target Entities, and the Company Subsidiaries to maintain officers’ and directors’ liability insurance and fiduciary liability insurance in respect of acts or omissions occurring at or prior to the Closing, covering the D&O Indemnified Parties who are currently covered by the existing officers’ and directors’ or fiduciary liability insurance policies of each of the Target Entities, and the Company Subsidiaries and in each case in amounts no less than and on terms no less favorable in the aggregate to such D&O Indemnified Parties than under the officers’ and directors’ liability insurance policies maintained by the Target Entities, or the Company Subsidiaries as of the Closing that cover such D&O Indemnified Party or (ii) purchase a six-year prepaid “tail policy” on terms and conditions providing benefits that are no less favorable in the aggregate to such Persons with respect to matters existing or occurring prior to the Closing, including the transactions contemplated hereby, than under the officers’ and directors’ liability or fiduciary liability insurance policies maintained by the Target Entities, or the Company Subsidiaries as of the Closing that cover such D&O Indemnified Party.
(c)    For a period of six (6) years after the Closing, the Buyer shall not, and shall not permit the Target Entities, or any Company Subsidiary to, amend, repeal or modify any provision in such entity’s organizational documents relating to the exculpation, indemnification or advancement of expenses of any D&O Indemnified Party with respect to acts or omissions existing or occurring at or prior to the Closing (unless and to the extent required by applicable Law), it being the intent of the parties that all such Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law and subject to the extent currently enjoyed by such Persons and subject to the organizational documents of the applicable entity, and that no change, modification or amendment of such documents or arrangements may be made that will adversely affect any such Person’s right thereto without the prior written consent of that Person.

(d)    The obligations of the Buyer, the Target Entities, and each Company Subsidiary under this Section 7.11 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Indemnified Party (including their successors, heirs and legal Representatives) to whom this Section 7.11 applies without the written consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 7.11 applies shall be third-party beneficiaries of this Section 7.11, and this Section 7.11 shall be enforceable by such D&O Indemnified Parties and their respective successors, heirs and legal Representatives and shall be binding on all successors and assigns of the Buyer, the Target Entities, and each Company Subsidiary).
7.12    Change of Name; Phase Out.
(a)    As promptly as practicable, but no later than thirty (30) days after the Closing Date, the Buyer shall cause the names of the Target Entities and each of the Company Subsidiaries to be changed so that they do not include the words “Bushnell” (or any other words that could reasonably be considered to be confusingly similar) and shall provide the Sellers with a copy of the amendment to the Company’s and each Company Subsidiary’s certificate of incorporation (or other comparable organizational document) reflecting such name change.
(b)    As promptly as practicable, but no later than one hundred and twenty (120) days after the Closing Date, the Buyer shall, and shall cause the Target Entities and the Company Subsidiaries to, remove or procure the removal of all references to and reproductions of the names “Bushnell”, “Vista” and “Vista Outdoor” from all properties and assets of the Target Entities and the Company Subsidiaries, including packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or like materials, buildings, signs and vehicles, production molds and other equipment, and electronic databases and websites.
(c)    As promptly as practicable, but no later than one hundred (120) days after the Closing Date, the Sellers shall, and shall cause their respective Affiliates to, remove or procure the removal of all references to and reproductions of the names “Bolle”, “Cebe” and “Serengeti” from all properties and assets of the Sellers and their respective Affiliates, including packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or like materials, buildings, signs and vehicles, production molds and other equipment, and electronic databases and websites.
7.13    Confidentiality.
(a)    For a period of five (5) years following the Closing Date, the Sellers shall not, and shall cause their respective Affiliates not to, use or disclose to any Person any Company Confidential Information or any documents or information concerning the Buyer or any of its Affiliates furnished to them by the Buyer or its Representatives in connection with this Agreement or the transactions contemplated hereby. In the event that the Sellers or any of their respective Affiliates, are requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any such information, the Sellers shall use commercially reasonable efforts to promptly notify the Buyer of the request or requirement so that Buyer may seek, at its sole cost and expense, an appropriate protective order or waive compliance with the provisions of this Section 7.13(a). If, in the absence of a protective order or the receipt of a waiver hereunder, the Sellers are, on the advice of counsel, legally required to disclose any such information, the Sellers may disclose such information to the requesting authority; provided, however, that the Sellers shall use commercially reasonable efforts to obtain, at the reasonable request of the Buyer and at the Buyer’s sole cost, an order or other assurance that confidential treatment will be accorded to such portion of the information required to be disclosed as the Buyer shall designate in good faith.
(b)    For a period of five (5) years following the Closing Date, the Buyer shall not, and shall cause its respective Affiliates not to, use or disclose to any Person any documents and information concerning the Sellers, or any of its Affiliates (other than the Target Entities or any Company Subsidiary), furnished to it by the Sellers or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, in each case other than the Company Confidential Information. In the event that the Buyer or any of its Affiliates, is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any such information, the Buyer shall use commercially reasonable efforts to promptly notify the Sellers of the request or requirement so that Sellers may seek, at their sole cost and expense, an appropriate protective order or waive compliance with the provisions of this Section 7.13(b). If, in the absence of a protective order or the receipt of a waiver hereunder, the Buyer is, on the advice of counsel, legally required to disclose any such information, the Buyer may disclose such information to the requesting authority; provided, however, that the Buyer shall use commercially reasonable efforts to obtain, at the reasonable request of the Sellers and at the Sellers’ sole cost, an order or other assurance that confidential treatment will be accorded to such portion of the information required to be disclosed as the Sellers shall designate in good faith.
7.14    Affiliate Agreements; Release.
(a)    The parties hereto agree that effective as of the Closing, each Affiliate Agreement (other than this Agreement, the Transaction Documents and as set forth on Schedule 7.14) shall be terminated without any further liability of the Target Entities or the Company Subsidiaries thereunder.
(b)    Notwithstanding anything set forth herein to the contrary, effective as of the Closing Date, in consideration of the mutual covenants and agreements contained herein, including, the payment of the Purchase Price, the Sellers, on behalf of itself and each of its Affiliates, hereby irrevocably releases and forever other than with respect to Fraud, discharges the Buyer, the Target Entities and each of their respective Subsidiaries and each of their respective individual, joint or mutual, past, present and future Representatives, equity holders, Subsidiaries, successors, assigns, heirs, executors, administrators and Affiliates (collectively, the “Released Persons”) of and from all manner of Action and Actions, cause and causes of Action, rights, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Contracts, controversies, omissions, promises, variances, trespasses, Losses, judgments, executions, rights, claims and demands whatsoever, in Law or in equity which the Sellers ever had, now has or hereafter can, shall or may have, against the Released Persons, whether known or unknown, suspected or unsuspected, matured or unmatured, fixed or contingent, in law, equity or admiralty, for, upon or by reason of any matter, thing or cause whatsoever, from the beginning of the world to the Closing Date, including, in connection with the Affiliated Agreements (other than this Agreement, the Transaction Documents and as set forth on Schedule 7.14).
(c)    The Sellers represent and warrant to the Released Persons that the Sellers have not assigned any such claim set forth in Section 7.14(b). or right or interest in any Affiliate Agreement, and agrees to indemnify and hold harmless the Released Persons from and against any and all Losses arising from or in any way related to (i) any such assignment and (ii) any action by any third party arising from or in any way related to the relationship among the relevant Seller, on the one hand, and the Released Persons, on the other hand, which is the subject of this Section 7.14(b). The Sellers hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Person, based upon any matter purported to be released hereby.
7.15    Assistance with Financing.
(a)    Prior to the Closing, subject to the terms and conditions set forth herein, the Sellers and the Target Entities shall from time to time, as and when reasonably requested by the Buyer, provide, in connection with the arrangement and consummation of, and the negotiation of agreements with respect to, the financing necessary to consummate the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, the Sellers and the Target Entities shall, and shall cause their respective officers, directors, managers and employees to, (i) cause the senior officers of the Target Entities and the Company Subsidiaries to be reasonably available during normal business hours, on reasonable advance notice, to the Buyer and the financial institutions providing such financing to participate in due diligence sessions and to participate in presentations (including any lender meetings or similar presentations) related to such Person; provided, however, that the Buyer shall coordinate all contact with any of the key employees through the Sellers, and (ii) reasonably assist the Buyer in the preparation of customary offering documents and customary marketing materials, in each case to be used in connection with such financing.
(b)    Notwithstanding the foregoing, none of the Sellers, the Target Entities or the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the such financing. The Buyer shall reimburse the Sellers for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Sellers or any of its Affiliates in connection with the cooperation of the Sellers and the Target Entities and their respective financing sources, advisors, or Representatives contemplated by this Section 7.15. All information provided by the Sellers or any of its Affiliates or any of their respective Representatives pursuant to this Section 7.15 shall be kept confidential by the Buyer, except that the Buyer shall be permitted to disclose such information to its financing sources and advisors who are subject to non-disclosure obligations and, after Closing, to the Target Entities and Company Subsidiaries; provided, however, that the Buyer shall be liable for any acts or omissions of any of its financing sources or

Representatives which, if they were the acts or omissions of the Buyer, would be deemed a breach of Buyer’s confidentiality or other obligations hereunder or under the Confidentiality Agreement.
7.16    Notification of Certain Matters. The Sellers shall give prompt written notice to the Buyer of (a) the occurrence or non-occurrence of any event, change, circumstance, occurrence, effect or state of facts the occurrence or non-occurrence of which may reasonably be expected to render any representation or warranty of the Sellers or the Target Entities contained in this Agreement or any agreement contemplated hereby, if made on or immediately following the date of such event, untrue or inaccurate such that the conditions set forth in Article 8 would not be satisfied, (b) the occurrence or non-occurrence of any event, change, circumstance, occurrence, effect or state of facts that has had or is reasonably likely to have a Material Adverse Effect, (c) any failure of the Sellers, the Target Entities or any Company Subsidiary or any of their respective Affiliates to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or under any agreement contemplated hereby or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to the Buyer’s obligations hereunder, and (d) any Action pending or threatened relating to the transaction contemplated by this Agreement and the agreements contemplated hereby.
7.17    Wrong Pockets.
(a)    If, after Closing, the Target Entities or any Company Subsidiary (i) owns any assets or rights; or (ii) is a party to any Contract, which immediately prior to Closing exclusively or primarily related to, or was exclusively or primarily used in or for, the Excluded Business, then (a) the Buyer or the Sellers, as the case may be, shall as soon as reasonably practicable inform the other; and (b) the Buyer, subject to Section 7.17(c), undertakes to execute or procure the execution of such documents as may be reasonably necessary to procure the transfer of any such assets, rights or contracts for no consideration to a member of the Seller Group nominated by the Sellers; provided that the Sellers shall indemnify the Buyer and the Target Entities and each Company Subsidiary in relation to such transfer and in relation to such assets, rights or contracts (whether prior to or after Closing); and the Buyer shall, or shall ensure that the relevant entity shall, as soon as reasonably practicable, account to the Sellers for any benefit arising in relation to any of the same and, pending such benefit being transferred to the member of the Seller Group, the benefit shall be held on trust by the Buyer or the Target Entities or Company Subsidiary (as applicable) on behalf of the member of the Seller Group nominated by the Sellers.
(b)    If, after Closing, any member of the Seller Group (i) owns any assets or rights; or (ii) is a party to any contract, which in the year prior to Closing exclusively or primarily related to, or was exclusively or primarily used in or for, the Target Business, then (A) the Sellers or the Buyer as the case may be, shall as soon as reasonably practicable inform the other; and (B) the Sellers, subject to Section 7.17(c), undertakes, if requested by the Buyer in writing, to execute or procure the execution of such documents as may be reasonably necessary to procure the transfer of any such assets, rights or contracts for no consideration to the Target Entities or any Company Subsidiary as nominated by the Buyer; provided that the Sellers shall indemnify the Buyer, the Target Entities and the Company Subsidiaries in relation to such transfer; and the Sellers shall, or shall ensure that the relevant member(s) of the Seller Group shall, as soon as reasonably practicable, account to the member of the Target Entities or any Company Subsidiary as nominated by the Buyer for any benefit arising in relation to any of the same and, pending such benefit being transferred to the Target Entities or any Company Subsidiary as nominated by the Buyer, the benefit shall be held on trust by the relevant member(s) of the Seller Group on behalf of the Target Entities or any Company Subsidiary as nominated by the Buyer.
(c)    Where a consent, approval, authorization or waiver is required from any third party to transfer any assets, rights or contracts under Section 7.17(a) or Section 7.17(b), the Buyer and the Sellers shall use all reasonable endeavors to obtain, or procure the Target Entities and the Company Subsidiaries or the Seller Group (as the case may be) to obtain, any such consent, approval, authorization or waiver. Until such time as the relevant consent, approval, authorization or waiver is obtained: (i) neither the Buyer nor the Sellers shall have any obligation to comply with the transfer obligations in Section 7.17(a) or Section 7.17(b) in respect of such asset, right or Contract; and (ii) the Buyer and the Sellers undertake to perform, and procure that the Target Entities or Company Subsidiary (as applicable) or Seller Group (as the case may be) performs, the obligations in respect of any such contract to the extent permitted by law.
(d)    If, after Closing, any member of the Seller Group, the Target Entities or the Company Subsidiaries (i) owns any assets or rights; or (ii) is a party to any contract, which immediately prior to Closing related to both the Target Business and the Excluded Business, each of the Buyer and the Sellers shall co-operate in good faith with a view to achieving a fair resolution for both the Target Business and the Excluded Business.
(e)    Following the Closing any cash received by the Sellers in respect of any accounts receivable set forth on the Closing Statement shall be paid to the applicable Target Entities or Company Subsidiary. Any cash paid by the Sellers in respect of any accounts payable existing on the Closing Statement shall be reimbursed by the applicable Target Entity or Company Subsidiary to the Sellers.
(f)    Section 7.17(a) or Section 7.17(b) shall not apply to those assets, property and rights the use or benefit of which is provided pursuant any of the other Transaction Documents.
(g)    This Section 7.17 is made for the benefit of, and shall with the prior written consent of the Buyer be enforceable by, the Target Entities and each Company Subsidiary.
7.18    Access to Insurance.
(a)    Subject to Section 7.18(b), after Closing, the Target Entities and any Company Subsidiary may make, notify, pursue and/or have the benefit of any claim in respect of any insured loss or liability incurred or suffered by the Target Entities or the Company Subsidiaries under: (i) any Claims Incurred Policy, if the relevant events or circumstances occurred or existed prior to Closing; and (ii) any Claims Made Policy, if the claim was notified to the relevant insurer by or on behalf of the Target Entities or the Company Subsidiaries prior to Closing.
(b)    With respect to any claim under any Claims Incurred Policy or Claims Made Policy which the Target Entities or the Company Subsidiaries is permitted by Section 7.18(a) to make, notify, pursue and/or have the benefit of, the Sellers shall (and shall procure that any other relevant members of the Seller Group shall) (i) at the written request of the Buyer, either continue to pursue (at the Buyer’s cost), to the extent reasonable, the claim for the benefit of the Target Entities or Company Subsidiary (as applicable) (and in doing so consult with and act upon the reasonable instructions of the Target Entities or Company Subsidiary (as applicable)); or provide such information and assistance as the Target Entities or Company Subsidiary (as applicable) may reasonably request to enable it to pursue and collect any claim; (ii) not knowingly do anything which would adversely affect the ability of the relevant member of the Seller Group or the Target Entities or Company Subsidiary (as applicable) (as the case may be) to effect recovery in respect of any claim; and (iii) if applicable, pass the proceeds of any claim to the relevant entity within five Business Days of receipt, net of any reasonable expenses or costs incurred.
(c)    This Section 7.18 is made for the benefit of, and shall with the prior written consent of the Buyer be enforceable by, the Target Entities and each Company Subsidiary.
(d)    The Buyer shall reimburse the Sellers for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Sellers or their respective Affiliates in connection with the cooperation of the Sellers and their respective Affiliates contemplated by this Section 7.18.
7.19    Restrictive Covenants.
(a)    Subject to the terms and conditions set forth in this Section 7.19, the Sellers shall not, and shall procure that no other member of the Seller Group shall, whether alone or in conjunction with or on behalf of any other person, directly or indirectly until the expiry of twenty-four (24) months from the Closing Date (the “Restricted Period”), solicit, induce, employ or engage (or endeavor to solicit, induce, employ or engage) (i) the Persons set forth on Schedule 7.19(a) or (ii) any Post-Closing Employee or individual consultant of the Target Entities or a Company Subsidiary providing employment type services whose annual salary or fee (on the basis of full-time employment or consultancy) is in excess of $100,000 to terminate his or her employment or engagement with the Target Entities or Company Subsidiary (as applicable). Notwithstanding the foregoing, any member of the Seller Group may (A) undertake any genuine ordinary course recruitment activity, engage any recruitment agency or make any general advertisement provided that such recruitment agency is not encouraged to approach, and such recruitment activity and general advertisement is not targeted at any employees or consultants falling within the restrictions above; or (B) employ or engage any person whose employment is terminated by the Target Entities or the Company Subsidiaries after the Closing.
(b)    Subject to the terms and conditions set forth in this Section 7.19, the Buyer shall not, and shall procure that none of its Affiliates shall, whether alone or in conjunction with or on behalf of any other person, directly or indirectly during the Restricted Period solicit, induce, employ or engage (or endeavor to solicit, induce, employ or engage) (i) any employees of the Sellers or any member of the Seller Group with whom the Buyer or any of its Affiliates or Representatives have had communications with during the course of the negotiations of the transaction contemplated hereby or (ii) any employees or individual consultant of the Seller Group providing transition services pursuant to the Transition Services Agreement. Notwithstanding the foregoing, the Buyer and its Affiliates may (A) undertake any genuine ordinary course recruitment activity, engage any recruitment agency or make any general advertisement provided that such recruitment agency is not encouraged to approach, and such recruitment activity and general advertisement is not targeted at any employees or consultants falling within the restrictions above; or (B) employ or engage any person whose employment is terminated by any member of the Seller Group after the Closing.
(c)    Subject to the terms and conditions set forth in this Section 7.19, the Sellers shall not, and shall procure that no other member of the Seller Group shall, whether alone or in conjunction with or on behalf of any other person, directly or indirectly during the Restricted Period, (i) in every jurisdiction in the world where the Target Business has generated revenues in the 12 month period prior to the Closing Date, be the owner or operator of, carry on, or be engaged, concerned or interested in any business that competes with all or any part of the Target Business and (ii) utilize Company Confidential Information to induce or attempt to induce any person who at Closing is a customer, distributor or stockist for the Target Business, or who has been within the period of 12 months prior to Closing, to cease or refrain from conducting business, or to reduce the amount of business conducted, or to vary the terms upon which it conducts business, with the Target Entities or Company Subsidiaries; provided, however, that none of the following activities shall be restricted in accordance with this Section 7.19(c) (provided in each case no Company Confidential Information is utilized in doing so): (A) any activities included in the definition of Excluded Business; (B) the provision of services or other performance by the Sellers or its Affiliates pursuant to this Agreement or the Transaction Documents; or (C) the passive ownership, in the aggregate, directly or indirectly, of up to five percent (5%) of the publicly traded securities of any entity or enterprise. Notwithstanding the foregoing, the restrictions set forth in this Section 7.19(c) shall not apply to any unaffiliated third party who acquires all or any portion of the Excluded Business, whether through an acquisition of all or substantially all of the assets of any member of the Seller Group, equity sale, merger, consolidation or otherwise.
(d)    During the Restricted Period, the parties hereto shall refrain from, and shall cause their respective Affiliates and Representatives to refrain from, in any manner, directly or indirectly, all conduct, oral or otherwise, that disparages or damages or could disparage or damage the reputation, goodwill, or standing in the community of the other parties hereto, or any of their respective Affiliates and Representatives.
7.20    R&W Insurance Policy. At such time as the Buyer obtains the final R&W Insurance Policy, a true and complete copy of such policy shall be promptly provided to the Sellers. From and after the issuance of the R&W Insurance Policy, Buyer shall not amend, modify or otherwise change, terminate or waive any provision of the R&W Insurance Policy in a manner that is adverse to the Sellers, without the prior written consent of the Sellers. The Buyer shall cause the R&W Insurance Policy to expressly provide that the policy provider shall not have the right to, and will not, pursue any subrogation rights against the Sellers, or any of their respective Affiliates in connection with any claim made by the Buyer or any of its Affiliates thereunder, except in the case of Fraud. The Buyer and the Sellers shall each be responsible for, and shall pay, or cause to be paid, fifty percent (50%) of all fees, premiums, and other costs and expenses with respect to the purchase and implementation of the R&W Insurance Policy.

7.21    Pre-Closing Restructuring.
(a)    Transfer of Certain Assets to the Target Entities or the Company Subsidiaries. Prior to the Closing Date, the Sellers shall, and shall cause their respective Affiliates (other than the Target Entities and the Company Subsidiaries) to, assign, convey and transfer to the Target Entities or the Company Subsidiaries, as applicable (and subject to the provisions of this Section 7.21), all of the Sellers’ and any such member of the Seller Group’s right, title and interest in and to all of the assets and Contracts which immediately prior to Closing exclusively or primarily related to, or were exclusively or primarily used in or for, the Target Business together with any Shared Contracts (but only to the extent that the relevant rights and obligations under any such Shared Contract relate to the Target Business) (collectively, the “Transferred-In Assets”). The parties acknowledge and agree that the Transferred-In Assets will not be treated as part of the Excluded Business.
(b)    Transfer of Certain Assets to the Seller Group. The Sellers shall procure that, prior to the Closing, certain of the assets and Contracts of the Target Entities and/or Company Subsidiaries which immediately prior to Closing exclusively or primarily related to, or were exclusively or primarily used in or for, the Excluded Business, together with any Shared Contracts (but only to the extent that the relevant rights and obligations under any such Shared Contract relate to the Excluded Business) (collectively, the “Transferred-Out Assets”), shall be transferred from the Target Entities and the Company Subsidiaries, as applicable (and subject to the provisions of this Section 7.21), to a member of the Seller Group (other than the Target Entities or the Company Subsidiaries). The parties acknowledge and agree that the Transferred-Out Assets will not be treated as part of the Target Business.
(c)    Elimination of Intercompany Obligations. Prior to the Closing, the Sellers shall cause all Intercompany Obligations payable or receivable as of and for all periods through the Closing Date to be eliminated with the result that as of and following the Closing, there shall be no further asset of, and obligation or liability on, the Target Entities or any Company Subsidiary with respect to any Intercompany Obligations as of the Closing Date. For the avoidance of doubt, the Sellers shall not take any action which will or may reasonably be expected to result in any repayment, alteration, assignment or any other change to the balance owed by Bushnell Outdoor Products SAS to the Company as of the date hereof.
(d)    Transfer of Employees. Prior to the Closing, except as otherwise mutually agreed to in writing, the Sellers shall cause the contracts of employment of all Target Employees who are employed by a member of the Seller Group other than the Target Entities or a Company Subsidiary to be transferred to a Target Entity or Company Subsidiary, and the Sellers shall cause the contracts of employment of all Retained Employees who are employed by the Target Entities or a Company Subsidiary to be transferred to a member of the Seller Group other than a Target Entity or Company Subsidiary.
(e)    Structure of Transactions. The Sellers shall consult with the Buyer and provide the Buyer with an opportunity to review and comment on any documentation required to consummate the transactions contemplated by this Section 7.21 (collectively, the “Restructuring”). The Sellers shall take into account all reasonable comments and reasonable requests made by the

Buyer in respect of such documentation; provided, however, that the Sellers shall not be required to take into account any comments, or take any actions, requested by Buyer pursuant to this Section that would or would reasonably be expected to result in any incremental Tax liability or Tax detriment (including a loss or reduction of a Tax attribute) of the Sellers or any of their Affiliates (other than the Company or its Subsidiaries), the Target Entities or the Company Subsidiaries; provided, however, that the Buyer shall have the right to approve any actions that would result in a Tax Detriment to the Target Entities or Company Subsidiaries which is not subject to indemnification hereunder. Notwithstanding the immediately preceding sentence, (i) the Sellers shall ensure that all Transferred-In Assets held in the United States of America (or, in the case of intangible assets that are Transferred-In Assets, held by an entity which for Tax purposes is resident in the United States of America) as at the date of this Agreement which relate to the “Safety” division of the Target Business shall be transferred to the Company, (ii) the Sellers shall ensure that all Transferred-In Assets held in the United States of America (or, in the case of Transferred-In Assets that are intangible assets, held by an entity which for Tax purposes is resident in the United States of America) as at the date of this Agreement which relate to the “Adventure Protection” division of the Target Business shall be transferred to Serengeti, and (iii) the Sellers shall undertake a good faith analysis, or procure that such analysis is undertaken by an appropriately qualified third party, as to the Tax implications of each of the transactions contemplated by this Section 7.21 and share such analysis with the Buyer prior to undertaking any such transaction.
(f)    All costs and expenses (including for the avoidance of doubt any applicable Tax) incurred in connection with any transactions or actions contemplated by this Section 7.21 shall be borne by the Sellers.
(g)    The Sellers shall provide written notice to the Buyer, as promptly as practical, but in no event later than two (2) Business Days following the completion of the Restructuring, that the Restructuring has been completed.
7.22    Transition Services Agreement. The Sellers and the Buyer shall co-operate in good faith to agree the final form of the schedules of services to the Transition Services Agreement and the Transition Services Agreement as soon as practicable following the date of this Agreement and, in any event, prior to the Closing. The Sellers shall procure that the Target Entities, Company Subsidiaries and each relevant member of the Seller Group is, at Closing, in possession of all such assets, consents, licenses, approvals and information as is reasonably necessary to perform their respective obligations under the Transition Services Agreement (and the schedules of services thereto) and the Sellers shall bear all costs (including any applicable Taxes) required to place the Target Entities, Company Subsidiaries or Seller Group in such a position (including, but not limited to, any costs associated with obtaining any third party approvals, licenses or cooperation required in relation to the provision of the services).
ARTICLE 8

CONDITIONS TO CLOSING

8.1    Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties set out in Article 4 and Article 5 (other than the Fundamental Representations) shall be true and correct in all respects (without giving effect to any materiality or material adverse effect or similar qualifications contained in such representations and warranties) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct on such earlier date), except where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to have a Material Adverse Effect. The Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time.
(b)    Performance of Covenants. The Sellers, the Target Entities and the Company Subsidiaries shall have performed in all material respects all of the covenants and obligations required to be performed by them under this Agreement prior to or at the Closing.
(c)    Approvals. All approvals required under the HSR Act or any other applicable Antitrust Laws shall have been obtained. Any applicable waiting period under the HSR Act and other Antitrust Laws shall have expired or been terminated.
(d)    Sellers and Target Entities Closing Deliverables. The Sellers and the Target Entities shall have delivered or caused to be delivered to the Buyer the items required by Section 2.2(a).
(e)    No Orders; No Actions. None of the parties to this Agreement will be subject to any Order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement. No Actions shall have been instituted or threatened seeking to restrain, enjoin or prohibit, and there shall not be in effect any Order (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting, the consummation of the transactions contemplated hereby.
(f)    Works Council. The Works Council shall not have instituted an Action seeking to suspend or delay the Closing which requires a formal consultation process to be completed in accordance with applicable Law, which formal consultation process is not completed by the Termination Date.
8.2    Conditions to Obligations of the Sellers and the Target Entities. The obligations of the Sellers and the Target Entities to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties set out in Article 6 (other than the Buyer Fundamental Representations) shall be true and correct in all respects (without giving effect to any materiality or material adverse effect or similar qualifications contained in such representations and warranties) as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated hereby. The Buyer Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time.
(b)    Performance of Covenants. The Buyer shall have performed in all material respects all of the covenants and obligations required to be performed by it under this Agreement prior to or at the Closing.
(c)    Government Approvals. All approvals required under the HSR Act or any other applicable Antitrust Laws shall have been obtained, or any applicable waiting period under the HSR Act or other Antitrust Laws shall have expired or been terminated.
(d)    Buyer Closing Deliverables. The Buyer shall have delivered or caused to be delivered to the Sellers the items required by Section 2.2(b).
(e)    No Orders; No Actions. None of the parties to this Agreement will be subject to any Order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement. No Actions shall have been instituted or threatened, seeking to restrain, enjoin or prohibit, and there shall not be in effect any Order (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting, the consummation of the transactions contemplated hereby.
8.3    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by such party’s actions or omissions.
ARTICLE 9

TERMINATION
9.1    Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Buyer and the Seller;
(b)    by the Buyer or the Sellers, upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to September 30, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) is not available to any party whose breach of any provision of this Agreement results in or causes the failure of the transactions contemplated by this Agreement to be consummated by such time;

(c)    by the Buyer or the Sellers, upon written notice to the other party, if any Order issued by a Governmental Authority permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party that is (i) in material breach of any representation, warranty, covenant or other agreement contained herein at such time, or (ii) responsible for a breach of its obligations under this Agreement in any manner that shall have proximately caused the entry of such final and non-appealable Order;
(d)    by the Buyer, if (i) the Sellers or the Target Entities have breached or failed to perform any of their covenants or other agreements contained in this Agreement such that the Closing condition set forth in Section 8.1(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Sellers or the Target Entities contained in this Agreement such that the Closing condition set forth in Section 8.1(a) would not be satisfied, and in the case of both (i) and (ii) above, such breach or failure to perform is not cured within thirty (30) days after receipt of written notice of such breach or failure or is incapable of being cured by the Sellers or the Target Entities by the Termination Date; provided, however, that the Buyer shall not be entitled to terminate pursuant to this Section 9.1(d) if the Buyer is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach would result in the Closing conditions set forth in Section 8.2(a) or Section 8.2(b) to not be satisfied;
(e)    by the Sellers, if (i) the Buyer has breached or failed to perform any of its covenants or other agreements contained in this Agreement such that the closing condition set forth in Section 8.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied, and in the case of both (i) and (ii) above, such breach or failure to perform is not cured within thirty (30) days after receipt of written notice of such breach or failure or is incapable of being cured by the Buyer by the Termination Date; provided, however, that the Sellers shall not be entitled to terminate pursuant to this Section 9.1(e) if the Sellers or the Target Entities is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach would result in the Closing conditions set forth in Section 8.1(a) or Section 8.1(b) to not be satisfied.
9.2    Effect of Termination. In the event of termination of this Agreement pursuant to Article 9, this Agreement will become void and have no effect, without any liability or obligation on the part of Buyer or the Sellers, other than the provisions of this Section 9.2, Section 7.2(b), Section 7.6, and Article 11 which will survive any termination of this Agreement; provided, however, that nothing in this Agreement will relieve any party from any liability for any pre-termination breach by such party of this Agreement.
ARTICLE 10
INDEMNIFICATION
10.1    Survival. Each of the representations and warranties of (a) the Sellers and the Target Entities contained in Article 4 and Article 5, respectively (collectively, the “Sellers Representations”) and (b) the Buyer contained in Article 6 (the “Buyer Representations”), will survive the Closing Date for a period of 12 months after the Closing Date; provided, however, that the representations and warranties set forth in (i) Section 4.1 (Organization), Section 4.2 (Binding Obligations), Section 4.3 (No Defaults or Conflicts) (with the exception of Section 4.3(b)), Section 4.4 (Governmental Authorization), Section 4.5 (Target Shares), Section 4.7 (Brokers), Section 5.1 (Organization and Qualification), Section 5.2 (Power/Binding Obligations), Section 5.3 (No Defaults or Conflicts) (with the exception of Section 5.3(b)), Section 5.4 (Governmental Authorization), Section 5.5 (Capitalization), Section 5.7 (Subsidiaries), Section 5.12 (Taxes), Section 5.19(b) (Title to Assets), and Section 5.25 (Brokers) and, solely to the extent they relate to Tax, Section 5.14 (Employee Benefits) and Section 5.15 (Employee and Labor Matters), (collectively, the “Fundamental Representations”) and (ii) Section 6.1 (Organization), Section 6.2 (Binding Obligations), and Section 6.4 (Governmental Authorization) (the “Buyer Fundamental Representations”), shall survive for a period of six (6) years after the Closing Date. The covenants and other agreements of the parties contained in this Agreement that are to be performed prior to the Closing Date shall survive the Closing Date for a period of twelve (12) months after the Closing Date. The covenants and other agreements of the parties contained in this Agreement that are to be performed on or after the Closing Date shall survive the Closing Date until they are fully performed or terminated, whether by their express terms or as a matter of applicable Law; provided, however, that the indemnification obligations set forth in Section 10.2(a)(vi) for Indemnified Taxes shall survive for a period of six (6) years after the Closing Date. If notice of any claim is given in good faith in accordance with Section 10.4 or Section 10.5 within the applicable survival period provided above, the claims set forth in such notice shall survive until such time as such claims are finally resolved in accordance with this Article 10.
10.2    Indemnification
(a)    Indemnification by the Sellers. From and after the Closing (but subject to the limitations and other provisions of this Article 10) the Sellers will jointly and severally defend, indemnify and hold harmless Buyer and its Affiliates (including, after Closing the Target Entities and the Company Subsidiaries) and their respective officers, directors, managers, employees, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with, or as a result of: (i) any inaccuracy or breach of any of the Sellers Representations, (ii) the breach of any agreement or covenant of the Sellers or the Target Entities contained in this Agreement (in the case of the Target Entities, to the extent such agreement or covenant contemplates performance on or before the Closing Date), (iii) any and all Indebtedness and Transaction Expenses, in each case, to the extent not actually paid at or prior to the Closing, (iv) the Excluded Business, (v) any fees, expenses or other payments incurred or owned by any Target Entity or Company Subsidiary to any brokers, financial advisors or comparable other Persons retained or employed by any Seller, Target Entity or Company Subsidiary in connection with the transactions contemplated by this Agreement, (vi) any Indemnified Taxes, (vii) the Vista Outdoor Inc. Pension and Retirement Plan and any retiree medical plan of the Sellers and its Affiliates, (viii) any failure to consult with the Works Council or any other similar employee representative body of the Target Employees in connection with this Agreement or the transactions contemplated hereby (whether such Losses arise before or after the Closing), (ix) the performance or non-performance by the Sellers of any of their obligations under Section 7.21, and (x) the termination of any employee of any Target Entity or Company Subsidiary.

(b)    Indemnification by the Buyer. From and after the Closing (but subject to the limitations and other provisions of this Article 10) the Buyer will defend, indemnify and hold harmless the Sellers, their respective Affiliates and their respective officers, directors, managers, employees, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse Seller Indemnitees for all Losses arising from, in connection with, or as a result of: (i) any inaccuracy or breach of any Buyer Representations, (ii) the breach of any agreement or covenant of the Buyer contained in this Agreement or any Transaction Document, (iii) any fees, expenses or other payments incurred or owned by the Buyer to any brokers, financial advisors or comparable other Persons retained or employed by the Buyer in connection with the transactions contemplated by this Agreement, and (iv) the operation of the Target Business following the Closing solely with respect to any Losses first arising following the Closing Date, including any Actions brought by or on behalf of any Post-Closing Employees related to any action of the Buyer, the Target Entities, or the Company Subsidiaries or any of their Affiliates, following the Closing.
10.3    Limitations on Indemnity. Notwithstanding anything to the contrary in this Agreement, the Buyer (for itself and on behalf of the Buyer Indemnitees) and the Sellers (for themselves and on behalf of the Seller Indemnitees) agree as follows:
(a)    The Buyer Indemnitees shall not have the right to be indemnified pursuant to Section 10.2(a)(i) unless and until the Buyer Indemnitees shall have incurred on a cumulative basis aggregate Losses in an amount exceeding $800,000 (the “Deductible”), in which case, the Buyer Indemnitees shall only be entitled to receive Losses in excess of such amount, and the aggregate amount of Losses for which Buyer Indemnitees will be entitled to recover pursuant to Section 10.2(a)(i) will not exceed $800,000 (the “Cap”); provided, however, that the Deductible and the Cap shall not apply to the rights of the Buyer Indemnitees to be indemnified pursuant to Section 10.2(a)(i) with respect to the Fundamental Representations or in the event of Fraud.
(b)    The Seller Indemnitees shall not have the right to be indemnified pursuant to Section 10.2(b)(i) unless and until the Seller Indemnitees shall have incurred on a cumulative basis aggregate Losses in an amount exceeding the Deductible, and the aggregate amount of Losses for which Seller Indemnitees will be entitled to recover pursuant to Section 10.2(b)(i) will not exceed the Cap; provided, however, that the Deductible and the Cap shall not apply to the rights of the Seller Indemnitees to be indemnified pursuant to Section 10.2(b)(i) with respect to the Buyer Fundamental Representations or in the event of Fraud.
(c)    In no event shall the aggregate indemnification obligations of the Sellers under Section 10.2(a) exceed the Purchase Price. In no event shall the aggregate indemnification obligations of the Buyer under Section 10.2(b) exceed the Purchase Price.
(d)    Each Indemnified Person shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including, but not limited to, incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss or, except with respect to breaches of Section 5.19(b), recovering any Loss from applicable insurance policies or third parties (including, in the case of the Buyer Indemnitees, the R&W Insurance Policy). If any Indemnified Person recovers any amounts in respect of Losses from any third party at any time after any Indemnifying Person has paid all or a portion of such Losses to the Indemnified Person pursuant to the provisions of this Article 10, and such Indemnified Person has therefore recovered from the Indemnifying Person and any relevant third party an amount which, after subtracting any Taxes attributable thereto and any expenses incurred in making such recovery, is greater than the loss suffered by the Indemnifying Person (such amount being an “Excess Recovery”), then the Indemnified Person shall repay to the Indemnifying Person an amount (in aggregate) equal to the lesser of (i) the Excess Recovery; and (ii) the amount the Indemnifying Person has paid to the Indemnified Person in respect of the relevant Loss.
(e)    The parties further acknowledges and agrees that the provisions of this Section 10.3 shall apply regardless of whether (i) the Buyer obtains at or following Closing or maintains following Closing the R&W Insurance Policy, (ii) the R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance, or (iii) any Buyer Indemnitee makes a claim under the R&W Insurance Policy and such claim is denied by the insurer.
(f)    In no event shall any Indemnifying Person be required to indemnify any Indemnified Person pursuant to this Article 10 for any Loss to the extent such Loss was included in the calculations of Final Closing Cash, Final Closing Indebtedness, Final Transaction Expenses or Final Working Capital other than where such Loss is in respect of Taxes, to the extent such Taxes have been paid to the Sellers pursuant to Section 7.10(e) or (j).
(g)    The amount of any Loss for which indemnification is provided under this Article 10 shall be reduced by any Tax Benefit Amount Realized by such Indemnified Person, or any of the Target Entities, Company Subsidiaries or any of their respective Affiliates (including any group of corporations filing a Tax Return) for the taxable year the loss or deduction was incurred giving rise to such indemnification for Losses or for the subsequent two (2) taxable years (the “Tax Benefit Period”). To the extent any Tax Benefit Amount Realized is realized following the date that an indemnity payment is made by Sellers to the Buyer hereunder, then no later than ten (10) days after the applicable Tax Return of the Buyer, the Target Entity or any Company Subsidiary (or their respective Affiliates including any group of corporations filing a Tax Return) has been filed that takes into account the deduction, loss or other Tax attribute generated as a result of the Losses (including Taxes) that first gave rise to the indemnification by the Sellers or any subsequent applicable Tax Return filed for the Tax Benefit Period (or ten (10) days after the receipt of the Tax Benefit Amount Realized from the relevant Taxing Authority if such benefit is in the form of a refund), the Buyer shall pay to the Sellers in immediately available funds an amount equal to the Tax Benefit Amount Realized. The Buyer shall, and shall cause its Affiliates (including each Target Entity and Company Subsidiary) to, provide the Sellers with all information reasonably requested by the Sellers to allow the Sellers to calculate any applicable Tax Benefit Amount Realized (including any determination by the Buyer that no Tax Benefit Amount Realized was realized in an applicable year); provided that Buyer shall not be required to provide the Sellers with any right to access or review any Tax Return or Tax work papers of Buyer or any of its Affiliates (including the Target Entities and the Company Subsidiaries for any taxable period beginning after the Closing Date); provided further that the amount of any Tax Benefit Amount Realized (including if there is no Tax Benefit Amount Realized) shall be certified in writing by the auditors of the Buyer and its Affiliates (at the sole cost and expense of the Sellers), if requested by the Sellers. The parties shall cooperate and provide all information reasonably available to a party and reasonably requested by the other party in connection with the calculation of the Tax Benefit Amount Realized. The Buyer and the Sellers shall act in good faith to resolve any disputed item as promptly as practicable. The Sellers shall hold the Buyer harmless for any subsequent disallowance or loss of a Tax Benefit Amount Realized that has resulted in a reduction in any Loss or resulted in a payment to the Sellers under this Section 10.3(g).
(h)    In no event shall the Sellers be required to indemnify any Buyer Indemnitee pursuant to Section 10.2(a) for any Loss relating or attributable to: (i) the existence, amount, expiration date or limitations on (or availability of) in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attribute (including net operating loss, capital loss or Tax credit carryover or other Tax asset) of any Target Entity or Company Subsidiary generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date, (ii) any Tax position that the Buyer or its Affiliates (including any Target Entity or Company Subsidiary) may take in respect on any taxable period (or portion thereof) beginning after the Closing Date, or (iii) Taxes of any Target Entity or Company Subsidiary for any taxable period (or portion thereof) beginning after the Closing Date (except for Taxes resulting from the breach of a representation set forth in Sections 5.12(k), 5.12(l), 5.12(m), 5.12(n), 5.12(o), 5.12(p), 5.12(q), 5.12(s) and 5.12(u).
10.4    Assertion of Claims; Payment of Claims.
(a)    Any claim to be brought under Section 10.2 not involving a Third Party Claim shall be made in writing by the Buyer Indemnitees (or any of them), or Seller Indemnitees (or any of them), as applicable (each an “Indemnified Person”), at any time prior to the expiration of the applicable survival period, by giving the Sellers or the Buyer, as applicable, (each an “Indemnifying Person”) written notice of the existence of any such claim, specifying, to the extent known and practical, the nature and basis of such claim and the amount thereof. If the Indemnifying Person rejects such claim by providing written notice of such rejection or fails to respond during the thirty (30) day period following delivery of such notice (in which case the Indemnifying Person shall be deemed to have rejected such claim) the parties shall negotiate in good faith for a period of thirty (30) days to resolve such matter. If the parties cannot resolve the dispute during such thirty (30) day period they shall have all rights and remedies available to them under applicable Law, including the right to commence an Action after the applicable survival period for the enforcement of their rights hereunder.
(b)    Any payments required to be made with respect to any claims subject to this Section 10.4 shall be made by the Indemnifying Person by wire transfer of immediately available funds to an account designated by the applicable Seller Indemnitee or Buyer Indemnitee within five (5) days of the date such claims are mutually resolved by the parties or the date on which the parties receive a final non-appealable Order requiring such payment.
10.5    Notice and Defense of Third Party Claims. The obligations and liabilities of the Indemnifying Persons with respect to Losses resulting from the assertion of liability by third parties (each, a “Third Party Claim”) shall be subject to the terms and conditions set forth below.

(a)    The relevant Indemnified Person shall give prompt written notice to the relevant Indemnifying Person of any Third Party Claim which might give rise to any Loss by the Indemnified Persons, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known and practical; provided, however, that no delay on the part of the Indemnified Persons in notifying the Indemnifying Person shall relieve the Indemnifying Person from any liability hereunder, unless (and then solely to the extent) the Indemnifying Person is prejudiced or damaged in any manner by such delay. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument directly relating thereto.
(b)    The Indemnifying Person shall have the right to assume the defense of such Third Party Claim at its own expense and by its own counsel; which counsel shall be reasonably satisfactory to the Indemnified Persons (provided that subject to the ethical rules governing attorneys, Reed Smith, Winston Strawn LLP and Dickson Minto W.S. shall all be deemed pre-approved for purposes hereof); provided, however, that the Indemnifying Person shall not have the right to assume the defense of such Third Party Claim, if (i) the claim seeks only an injunction or other equitable relief against the Indemnified Persons; (ii) the relevant Indemnified Persons shall have been advised by counsel that there are one or more legal or equitable defenses available to them which are different from or in addition to those available to the Indemnifying Person and, in the reasonable opinion of the Indemnified Person, counsel for the Indemnifying Person could not adequately represent the interests of the Indemnified Person because such interests could be in conflict with those of the Indemnifying Persons, (iii) such Third Party Claim involves Losses which the parties reasonably believe in good faith will be in excess of the limitations set forth herein to which the related indemnification claim is subject and/or the carrier under the R&W Insurance Policy requires the Indemnified Person to control such Third Party Claims, or (iv) the Indemnifying Person shall not have assumed the defense of such Third Party Claim in a timely fashion.
(c)    If the Indemnifying Person elects to assume the defense of any such Third Party Claim (under circumstances in which the proviso in Section 10.5(b) is not applicable), the Indemnified Person may participate in such defense, but in such case the expenses of the Indemnified Person shall be paid by the Indemnified Person. If the Indemnifying Person fails to defend a Third Party Claim, is otherwise restricted from so defending, or if, after commencing or undertaking any such defense, the Indemnifying Person fails to prosecute or withdraws from such defense, the Indemnified Person shall have the right to undertake the defense or settlement thereof, and, if ultimately determined that the Indemnified Person is entitled to indemnification hereunder, at the Indemnifying Person’s expense, including reasonable attorneys’ fees. If the Indemnified Person assumes the defense of any such Third Party Claim in accordance with the terms hereof and proposes to settle such Third Party Claim prior to a final judgment thereon, then the Indemnified Person shall give the Indemnifying Person prompt written notice thereof, and the Indemnified Person may not settle such Third Party Claim without the written consent of the Indemnifying Person, which consent shall not be unreasonably withheld or delayed.
(d)    If the Indemnifying Person exercises its right to assume the defense of a Third Party Claim, it shall not make any settlement of any claims without the written consent of the Indemnified Person, which consent shall not be unreasonably withheld or delayed; provided, that such consent will not be required if such settlement includes an unconditional release of the Indemnified Person and provides solely for payment of monetary damages for which the Indemnified Person will be indemnified in full.
(e)    Notwithstanding anything to the contrary set forth in this Agreement (including this Article 10), Section 7.10(g) shall exclusively govern any and all Tax Contests (and not this Section 10.5).
10.6    Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, except (a) as set forth in Section 11.15 and Section 11.18 (b) for the purchase price adjustment procedures set forth in Section 2.3, (c) for amounts recoverable under the R&W Insurance Policy or (d) in the case of Fraud, the rights of the parties to indemnification pursuant to the provisions of this Article 10 shall be the sole and exclusive remedy for the parties hereto against the Indemnifying Persons, their respective Affiliates and any of their respective Representatives with respect to any matter in any way arising from or relating to this Agreement, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, including with respect to any Third Party Claims made under any Environmental Laws and the parties hereby agree that except as specifically set forth by this Section 10.6, the Indemnified Persons shall have no remedy or recourse with respect to any of the foregoing other than pursuant to, and subject to the terms and conditions of, this Article 10.
10.7    Tax Treatment of Indemnity Payments. To the extent permitted under applicable Tax Laws, the parties agree to treat any indemnity payment made under this Article 10 as an adjustment to the Purchase Price for all Tax purposes, and the parties agree to, and will cause their respective Affiliates to, file their Tax Returns accordingly.
10.8    Amount of Losses. In determining the existence of a breach of any representation or warranty and the amount of any Losses suffered by an Indemnified Person related to such breach, all qualifications or exceptions in such representation or warranty relating to or referring to “materiality” or “Material Adverse Effect” or any similar term or phrase shall be disregarded.
10.9    No Contribution. The obligations of the Sellers to indemnify the Buyer Indemnitees pursuant to the terms of this Agreement are the primary obligations of the Sellers, subject to the limitations set forth herein. The Sellers hereby waive any right to seek or obtain indemnification or contribution from the any Target Entity or any of the Company Subsidiaries for Losses arising from this Agreement.
ARTICLE 11
MISCELLANEOUS
11.1    Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with the preparation, negotiation and execution and performance of this Agreement and the transactions contemplated hereby (including legal and advisory fees and expenses) shall be paid by the party incurring such costs and expenses.

11.2    Obligations Given Jointly and Severally. Notwithstanding anything to the contrary set out in this Agreement, all covenants, obligations, warranties and representations set out in this Agreement given by the Sellers (or any of them) are given severally and jointly by each Seller.
11.3    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
11.4    Entire Agreement. This Agreement, including the Schedules and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, the Confidentiality Agreement, the Equity Commitment Letters, and the Transaction Documents contemplated hereby, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Target Entities and the Company Subsidiaries and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their Representatives, oral or written, respecting such subject matter.
11.5    Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.
11.6    Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended, (b) if delivered by facsimile or e-mail of a .pdf or other electronic transmission document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (c) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:
If to the Sellers or the Seller Guarantor:

Bushnell Inc.
c/o Vista Outdoor Inc.
262 N. University Avenue
Farmington, Utah 84025
Attention: Dylan S. Ramsey
Email: Dylan.Ramsey@VistaOutdoor.com
Facsimile: +1 801-447-3039

With a copy to (which copy shall not constitute notice):

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022

Attention: Christopher M. Sheaffer
Email: CSheaffer@reedsmith.com
Facsimile: (212) 521-5450

If to the Buyer:

Antelope Brands Bidco Inc.
c/o A&M Capital Partners
1 Knightsbridge Green
London SW1
Attention: Mark Kelly and Joachim Ogland
Email: Mark@a-mcapital.com and Joachim@a-mcapital.com

With a copy to (which copy shall not constitute notice):

Dickson Minto
Broadgate Tower, 20 Primrose Street
London EC2A 2EW
Attention: Alastair Dickson and Rebecca Ward
Email: Alastair.Dickson@dmws.com and Rebecca.Ward@dmws.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.6.
11.7    Exhibits and Schedules.
(a)    Any matter, information or item set out in the Schedules delivered under any specific representation, warranty or covenant hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably apparent on its face notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Schedules hereto shall not (i) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (ii) represent a determination that such item or matter did not arise in the ordinary course of business, (iii) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (iv) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, or (v) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in the Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication to any third party that any such breach or violation exists or has actually occurred.
(b)    The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

11.8    Waiver. A waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.
11.9    Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void. Notwithstanding the foregoing, Buyer may without the consent of the other parties assign in security or grant a charge over its rights under this Agreement to any provider of finance to Buyer (or to any facility or security agent or security trustee, receiver or person fulfilling a similar or related role) provided that (a) the liability of the other parties shall be no greater than it would have been had no such assignment taken place and (b) unless and until the other parties are notified of any enforcement of such security, they shall be entitled to continue to deal with Buyer in relation to all matters arising from this Agreement.
11.10    No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for the Persons set forth in Section 7.11, who are intended third party beneficiaries of such provisions.
11.11    Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.
11.12    Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.
11.13    Consent to Jurisdiction and Service of Process. Any Action arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in the Chancery Court of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the state of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such Action and irrevocably submits to the exclusive jurisdiction of any such court in any such Action.
11.14    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
11.15    Specific Performance. The parties hereto agree that irreparable damage shall occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.
11.16    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, prohibited, void or unenforceable, for any reason, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
11.17    Legal Representation.
(a)    The Buyer, on behalf of itself and the Buyer Affiliates (including, after the Closing, the Target Entities and the Company Subsidiaries), acknowledges and agrees that Reed Smith LLP (“Reed Smith”) has acted as counsel for the Sellers, the Target Entities and the Company Subsidiaries in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, Reed Smith has not acted as counsel for any other Person, including the Buyer.
(b)    Only the Sellers, the Target Entities and their respective Affiliates shall be considered clients of Reed Smith in the Acquisition Engagement. The Buyer, on behalf of itself and the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries), acknowledges and agrees that all confidential communications between the Sellers, the Target Entities and their respective Affiliates, on the one hand, and Reed Smith, on the other hand, that relate exclusively to the negotiation, documentation and consummation of the Acquisition Engagement or any dispute arising under thereunder (“Privileged Communications”) shall be deemed attorney-client privileged, and shall be deemed to belong solely to the Sellers and their respective Affiliates (other than the Target Entities and the Company Subsidiaries), and not the

Target Entities or the Company Subsidiaries, and shall not pass to or be claimed, held, or used by the Buyer or any of the Buyer Affiliates upon or after the Closing. Accordingly, the Buyer and the Buyer Affiliates shall not have access to any such Privileged Communications, or to the files of Reed Smith relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that Privileged Communications in respect of the Acquisition Engagement constitute property of the client, except as otherwise provided herein, only the Sellers and their respective Affiliates shall hold such property rights and (ii) Reed Smith shall have no duty whatsoever to reveal or disclose any such Privileged Communications to the Buyer or any of the Buyer Affiliates by reason of any attorney-client relationship between Reed Smith and the Target Entities, the Company Subsidiaries or otherwise; provided, however, that notwithstanding the foregoing, Reed Smith shall not disclose any Privileged Communications to any third parties (other than Representatives, accountants and advisors of the Sellers and their respective Affiliates; provided that such Representatives, accountants and advisors are instructed to maintain the confidence of such Privileged Communications). The Buyer, on behalf of itself and the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries), irrevocably waives any right it may have to discover or obtain any such Privileged Communications. If and to the extent that, at any time subsequent to Closing, the Buyer or any of the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries) shall have the right to assert or waive any attorney-client privilege with respect to any such Privileged Communications between the Target Entities or its Affiliates and any Person representing them that occurred at any time prior to the Closing, the Buyer, on behalf of itself and the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries), shall be entitled to waive such privilege only with the prior written consent of the Sellers (such consent not to be unreasonably withheld).
(c)    The Buyer, on behalf of itself and the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries), acknowledges and agrees that Reed Smith is acting as counsel for the Sellers, the Target Entities and their respective Affiliates and that the Sellers reasonably anticipate that Reed Smith will continue to represent the Sellers and/or their respective Affiliates in future matters. Accordingly, the Buyer, on behalf of itself and the Buyer Affiliates (including after the Closing, the Target Entities and the Company Subsidiaries), expressly (i) consents to Reed Smith’s representation of the Sellers and/or their respective Affiliates in any matter, including any post-Closing matter in which the interests of the Buyer and the Target Entities, on the one hand, and the Sellers or their respective Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement or any dispute or disagreement relating thereto, and whether or not such matter is one in which Reed Smith may have previously advised the Sellers, the Target Entities or their respective Affiliates and (ii) consents to the disclosure by Reed Smith to the Sellers or their respective Affiliates of any information learned by Reed Smith in the course of its representation of the Sellers, the Target Entities or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Reed Smith’s duty of confidentiality.
(d)    Upon and after the Closing, the Target Entities and the Company Subsidiaries shall cease to have any attorney-client relationship with Reed Smith, unless and to the extent Reed Smith is expressly engaged in writing by the Target Entities and/or the Company Subsidiaries to

represent the Target Entities or the Company Subsidiaries after the Closing and either (i) such engagement involves no conflict of interest with respect to the Sellers and/or any of their respective Affiliates or (ii) the Sellers and/or any of their respective Affiliates, as applicable, consent in writing to such engagement. Any such representation of the Target Entities by Reed Smith after the Closing shall not affect the foregoing provisions hereof.
(e)    The Target Entities and the Buyer consent to the arrangements in this Section 11.17 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Reed Smith permitted hereunder.
11.18    Limited Guarantee. The Seller Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Buyer the payment and performance of all of the payment or other obligations of the Sellers to the Buyer in this Agreement (the “Obligations”), in each case, when and to the extent that, any such obligations shall become due and payable; provided, however, that the Seller Guarantor shall be subject to the limitations set forth herein and shall succeed to all rights of the Sellers hereunder. The Seller Guarantor agrees that the guaranty set forth in this Section 11.18 is a present and continuing guaranty of payment and not of collectability, and that the Buyer shall not be required to prosecute collection, enforcement or other remedies against any Seller or any other Person, or to enforce or resort to any other rights or remedies hereunder, before calling on the Seller Guarantor for payment or performance. The Seller Guarantor agrees that if, for any reason, any Seller shall fail or be unable to pay or perform, punctually and fully, any of the Obligations, the Seller Guarantor shall pay or perform such Obligations to the Buyer in full immediately upon demand. The Seller Guarantor agrees that the obligations of the Seller Guarantor pursuant to this Section 11.18 shall be primary obligations, shall not be subject to any counterclaim, set-off, abatement, deferment or defense based upon any claim that the Seller Guarantor may have against the Buyer or any other Person, and shall remain in full force and effect without regard to, and shall not be released, discharged or affected in any way by any circumstance or condition (whether or not the Seller Guarantor shall have any knowledge thereof).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

BUYER:
ANTELOPE BRANDS BIDCO INC.
By:	/s/ Mark Kelly
	Name:	Mark Kelly
	Title:	President

SELLER GUARANTOR:
VISTA OUTDOOR INC.
By:	/s/ Miguel A. Lopez
	Name:	Miguel A. Lopez
	Title:	Chief Financial Officer

SELLERS:
BUSHNELL INC.
By:	/s/ Miguel A. Lopez
	Name:	Miguel A. Lopez
	Title:	Chief Financial Officer

SELLERS:
BUSHNELL PERFORMANCE OPTICS ASIA LIMITED
By:	/s/ Scott Chaplin
	Name:	Scott D. Chaplin
	Title:	Director

TARGET ENTITIES:
BOLLE INC.
By:	/s/ Miguel A. Lopez
	Name:	Miguel A. Lopez
	Title:	Chief Financial Officer

TARGET ENTITIES:
SERENGETI EYEWEAR, INC.
By:	/s/ Miguel A. Lopez
	Name:	Miguel A. Lopez
	Title:	Chief Financial Officer

TARGET ENTITIES:
BUSHNELL OUTDOOR PRODUCTS JAPAN LIMITED
By:	/s/ Scott Chaplin
	Name:	Scott D. Chaplin
	Title:	Director